
Heinz


09011952


HEINZ
57
VARIETIES
HEINZ
1869
TOMATO
KETCHUP
NET WT 14 OZ (397g)

2009
H. J. Heinz Company
Annual Report

Financial Highlights



EPS
+11% CAGR*
$2.10
$2.38
$2.63
$2.90
FY06(1)
FY07
FY08
FY09
(1) FY06 amounts are continuing operations excluding special items disclosed in the 2008 Annual Report
OPERATING FREE CASH FLOW ($MM)(1)
$3.5 Billion over last 4 years
$864
$878
$895
$880
FY06
FY07
FY08
FY09
(1) Cash from operations less capital expenditures net of proceeds from disposals of PP&E
SALES ($MM)
+5.5% CAGR
$8,643
$9,002
$10,071
$10,148
FY06(1)
FY07
FY08
FY09
(1) FY06 amounts are continuing operations

H. J. Heinz Company and Subsidiaries

(Dollars in thousands, except per share amounts)	2009 (52 Weeks)	2008 (52 Weeks)
Sales	**$10,148,082**	$10,070,778
Operating income	**1,493,652**	1,568,967
Net income	**923,072**	844,925
Per common share amounts:		
Net income - diluted	**$ 2.90**	$ 2.63
Cash dividends	**$ 1.66**	$ 1.52
Cash from operations	**$ 1,166,882**	$ 1,188,303
Capital expenditures	**292,121**	301,588
Proceeds from disposals of property, plant and equipment	**5,407**	8,531
Depreciation and amortization	**281,375**	288,897
Property, plant and equipment, net	**1,978,302**	2,104,713
Cash and cash equivalents	**$ 373,145**	$ 617,687
Cash conversion cycle (days)	**56**	49
Total debt	**5,141,824**	5,183,654
Shareholders' equity	**1,219,938**	1,887,820
Average common shares outstanding - diluted	**318,063**	321,717
Return on average invested capital ("ROIC")	**18.4%**	16.8%
Debt/invested capital	**80.8%**	73.3%
Share repurchases	**$ 181,431**	$ 580,707

See Management's Discussion and Analysis for details.

*CAGR=Compound Annual Growth Rate

(1) Global Ketchup organic sales growth of 9.1% excludes unfavorable foreign exchange of 5.9%



FSC



10%



Heinz
RED ZONE

William R. Johnson
Chairman, President and Chief Executive Officer

Heinz delivered record sales and profit in Fiscal 2009 despite the difficult global economic environment

Dear Fellow Shareholder:

I am pleased to tell you that Heinz delivered record sales and profit in Fiscal 2009 despite the difficult global economic environment. The Company's strong growth and high performance reflects superb execution of our long-term plan, which consists of four strategic pillars: Grow our Core Portfolio; Accelerate Growth in Emerging Markets; Strengthen and Leverage our Global Scale; and Make Talent an Advantage.

Our exceptional results also reflect the strength of our focused global portfolio, our great brands, the skillful leadership of our senior management team, and the talent and dedication of our people. Here is what we accomplished together in Fiscal 2009:

- Record sales of more than $10.1 billion.
- Record net income of $923 million, an increase of 9.2% versus last year.
- Earnings per share growth of 10.3%, to $2.90/share.
- Strong Operating Free Cash Flow of $880 million. This was well above our goal, making it possible to underwrite continued dividend growth for our shareholders.

Fiscal 2009 marked the culmination of an excellent three-year period for Heinz, with results ranking among the best in the packaged food industry. Over the last three years, your Company's sales and EPS grew at an average annual growth rate of more than 5% and 11%, respectively. Operating Free Cash Flow averaged almost 110% of net income and our after-tax Return on Invested Capital increased 360 basis points to 18.4% over the three years.

Annual Dividend Per Share



7.6% CAGR
$1.08
$1.14
$1.20
$1.40
$1.52
$1.66
$1.68
FY04
FY05
FY06
FY07
FY08
FY09
FY10E

The Company's consistently strong Operating Free Cash Flow ($3.5 billion over the last four years) has enabled us to raise the common stock dividend at an average annual growth rate of almost 8% over the last six years, including a $0.02 increase on an annualized basis that was announced in May 2009. The increase signaled our confidence in the future of Heinz and our commitment to returning a high percentage of earnings to our shareholders. Our dividend has grown 56% since being adjusted to reflect the Del Monte spinoff in Fiscal 2003, which transformed Heinz by shedding non-core businesses so the Company could pursue faster growth with a leaner, more focused global portfolio.

Emerging Markets % of Company Sales



14%
~20%
FY09
FY13E

Marketing Investment



+30%
FY06 (1)
FY09

(1) Continuing Operations

Fiscal 2009 Results

Reported Sales	**$10.1 billion**
Organic Sales Growth[1]	**+5.5%**
Net Income Growth	**+9.2%**
EPS Growth	**+10.3%**
Op. Free Cash Flow[2]	**$880 million**
After-Tax ROIC[3]	**18.4%**

(1) Volume plus price
(2) Cash from operations less capital expenditures net of proceeds from disposals of PP&E
(3) Includes a 1.1% benefit from currency translation hedges

In this value-oriented economy, Heinz continues to connect with consumers. Our Top 15 brands delivered excellent growth in Fiscal 2009 while contributing about 70% of the Company's total sales.

Heinz achieved strong results in Fiscal 2009 despite the severe global recession, which has affected equity markets, home values, the cost of credit, the value of foreign currencies and consumer behavior. The Company's consistent performance over the last three years reflects our decision to stay the course and:

- Execute a proven business plan focused on three core categories.
- Build strong operations in key Developed Markets and fast-growing Emerging Markets.
- Produce desirable products that consumers around the world trust to deliver high-quality, taste, nutrition and convenience.
- Invest in research and development and marketing to drive growth.
- Accelerate innovation and new product development.
- Maintain our financial strength and liquidity to support growth and provide a healthy dividend to our shareholders.
- Pursue high ethical standards in all aspects of our business.
- Build the best team in the food industry.



NEW!
Ore-Ida
STEAM n' MASH
CUT RUSSET POTATOES
HEINZ
Home Style
GRAVY
Savory Beef

Changing Consumer Behavior

As a global food company, Heinz continues to adapt resiliently to new market realities, especially changing consumer behavior. One of the most notable trends in Fiscal 2009 was the emergence of a more frugal and thrifty consumer. Shaken by the economic downturn, consumers around the world ate at home more often to stretch their food budget and they pursued value wherever they could find it. Increasing numbers of consumers have turned to discount, dollar and club stores for lower-priced alternatives to retail supermarkets, a growing trend known as "channel shifting." Heinz is well positioned in these growing channels. The recession also fueled the continued growth of lower-priced private label products. Private label growth, while a major concern for branded food companies, does appear to be easing somewhat and we anticipate that its growth will slow even more as the economy improves. Consumers have responded to our continued innovations like Ore-Ida® Steam n' Mash™ potatoes and T.G.I. Friday's™ Complete Skillet Meals, as well as more value-oriented promotions. As a result, Heinz brands have fared well in this environment.

Connecting With Consumers

In this value-oriented economy, Heinz continues to connect with consumers. Our Top 15 brands delivered excellent growth in Fiscal 2009 while contributing about 70% of the Company's total sales.


Top 15 Brands
HONIG
Ore-Ida
Pudliszki
Boston Home Style Meals Market
Smart Ones
Delimex
Plasmon
Heinz
CLASSICO
Wattie's
T.G.I. FRiDAY'S
Bagel Bites
ABC
Weight Watchers from Heinz
golden circle

With number-one and number-two brands across five continents and in more than 50 countries, Heinz continues to be well positioned to satisfy consumers who are eating more meals at home.

Led by our growth in Emerging Markets and North American Consumer Products, Heinz achieved record sales. With number-one and number-two brands across five continents and in more than 50 countries, Heinz continues to be well positioned to satisfy consumers who are eating more meals at home. In Fiscal 2009, Heinz benefitted from strong sales of products such as Heinz® Ketchup, Classico® pasta sauces and Ore-Ida® potatoes, as well as Complan® nutritional beverages in India and Heinz baby food in China and Latin America.

Consumers remain loyal to Heinz because we deliver quality and value. In the U.S., Heinz achieved the highest consumer satisfaction rating of any food company for the ninth consecutive year, according to the University of Michigan's American Customer Satisfaction Index. In the UK, a recent poll indicated that consumers would not give up Heinz® Ketchup, beans and tomato soup in a recession, confirming the lasting strength of our brands.


40 OZ SIZE
HEINZ
EST 1869
TOMATO
KETCHUP
57 VARIETIES
GROWN NOT MADE
NET WT 40 OZ (2 LB 8 OZ) 1.13 kg

Growing Our Core Portfolio

To drive growth in our core categories of Ketchup and Sauces; Meals and Snacks; and Infant/Nutrition, we supported our brands with creative broadcast, print and Internet campaigns and a greater focus on in-store, point-of-purchase marketing.

Heinz's greatest marketing success during the year was the "Grown Not Made" campaign, which helped ketchup achieve organic sales growth of more than 9% globally and reported sales growth of 3.2% in Fiscal 2009[(1)]. This innovative campaign conveys the quality of Heinz Ketchup and the unique relationship between the seeds we provide and the wholesome tomatoes that make it the World's Favorite Ketchup™. We launched the campaign in Europe first and have since introduced it to the U.S. We plan to support it with the most aggressive media spend since the memorable "Anticipation" campaign more than 30 years ago.


Complan
for Growth
Kesar Badam
HEINZ
BEANZ
Baked beans in a deliciously rich tomato sauce
57 VARIETIES

We also completed several small acquisitions to enhance the growth of our core portfolio. We added Bénédicta, a French maker of sauces, mayonnaise and salad dressings; La Bonne Cuisine in New Zealand, whose products include



New
Convenient
Pack
golden circle
Pine
Orange
Juice
Plasmon
Cuor di frutta
ideale anche a merenda!
MELA

chilled dips and hummus; and Golden Circle, an Australian manufacturer of fruit-based beverages and products. Golden Circle is an icon in Australia, with excellent brands that are a great fit with our focus on Health & Wellness. With Golden Circle, the combined annual sales of our Australian and New Zealand business units are approaching $1 billion (U.S.), making Heinz one of the largest and best-positioned companies in the region. We see an opportunity to expand the reach of Golden Circle products across Asia/ Pacific, leveraging our global scale and infrastructure.

Accelerating Growth in Emerging Markets

The most promising new frontier for Heinz is in the Emerging Markets. We are growing rapidly in these markets, and expect them to generate about 20% of our total sales by 2013. In Fiscal 2009, our sales in Emerging Markets grew 8.8%, propelled by sales growth in India, Indonesia, Latin America and Poland, as well as baby food in China. Emerging Markets generated about 14% of Heinz's total sales and more than one-third of our organic sales growth for the year. With a solid infrastructure, excellent brands, and capable local market leadership, we are well positioned for continued growth as the middle-class expands in these dynamic markets.

Our Focus on Sustainability

As a responsible corporate steward for more than a century, Heinz is committed to protecting the planet's natural resources and enhancing the quality of people's lives. In May 2008, we announced a global initiative to achieve a 20% reduction in greenhouse gas emissions, energy consumption, solid waste and water consumption by 2015. We are making excellent progress in this crucial area and I look forward to providing further details in our 2009 Heinz Corporate Social Responsibility Report. Heinz is also a leader in sustainable agriculture through our HeinzSeed program, which enables us to trace our tomatoes from field to fork. Through the Heinz Company Foundation, our Heinz Micronutrient Program is combating iron-deficiency and malnutrition among children in the developing world. The program has helped 2.6 million children in 15 developing countries. We plan to continue expanding our reach in targeted regions and further establish Heinz as a trusted, global supplier of micronutrient products.

The most promising new frontier for Heinz is in the Emerging Markets. We are growing rapidly in these markets, and we expect them to generate about 20% of our total sales by 2013.

Our Outlook

Heinz expects to achieve continued growth in Fiscal 2010 on a constant currency basis, although we anticipate that increasing foreign currency exchange volatility and the stronger dollar, plus high commodity costs, will have a significant impact on our reported results.

On behalf of the Board of Directors, I want to thank you for investing in Heinz. I also want to thank our senior management team and our global team of more than 30,000 dedicated employees for another great performance in Fiscal 2009.

As Heinz proudly celebrates its 140th anniversary this year, we look forward to delivering consistent growth and driving Shareholder Value while staying true to our principles of Quality, Innovation, Integrity and Food Safety in a changing global environment.

Bill Johnson

William R. Johnson
Chairman, President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 29, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-3385

H. J. HEINZ COMPANY

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	**25-0542520**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
One PPG Place **Pittsburgh, Pennsylvania**	**15222**
(Address of principal executive offices)	(Zip Code)

412-456-5700

(Registrant's telephone number)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.25 per share	The New York Stock Exchange
Third Cumulative Preferred Stock, $1.70 First Series, par value $10 per share	The New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of October 29, 2008 the aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant was approximately $13.0 billion.

The number of shares of the Registrant's Common Stock, par value $.25 per share, outstanding as of May 31, 2009, was 315,036,582 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on August 12, 2009, which will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended April 29, 2009, are incorporated into Part III, Items 10, 11, 12, 13, and 14.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. Business.

H. J. Heinz Company was incorporated in Pennsylvania on July 27, 1900. In 1905, it succeeded to the business of a partnership operating under the same name which had developed from a food business founded in 1869 in Sharpsburg, Pennsylvania by Henry J. Heinz. H. J. Heinz Company and its subsidiaries (collectively, the "Company") manufacture and market an extensive line of food products throughout the world. The Company's principal products include ketchup, condiments and sauces, frozen food, soups, beans and pasta meals, infant nutrition and other processed food products.

The Company's products are manufactured and packaged to provide safe, wholesome foods for consumers, as well as foodservice and institutional customers. Many products are prepared from recipes developed in the Company's research laboratories and experimental kitchens. Ingredients are carefully selected, inspected and passed on to modern factory kitchens where they are processed, after which the intermediate product is filled automatically into containers of glass, metal, plastic, paper or fiberboard, which are then sealed. Products are processed by sterilization, blending, fermentation, pasteurization, homogenization, chilling, freezing, pickling, drying, freeze drying, baking or extruding, then labeled and cased for market. Quality assurance procedures are designed for each product and process and applied to ensure quality and compliance with applicable laws.

The Company manufactures and contracts for the manufacture of its products from a wide variety of raw foods. Pre-season contracts are made with farmers for a portion of raw materials such as tomatoes, cucumbers, potatoes, onions and some other fruits and vegetables. Ingredients, such as dairy products, meat, sugar and other sweeteners, including high fructose corn syrup, spices, flour and certain other fruits and vegetables, are purchased from approved suppliers.

The following table lists the number of the Company's principal food processing factories and major trademarks by region:

	Factories		
	Owned	*Leased*	*Major Owned and Licensed Trademarks*
North America	22	3	*Heinz, Classico, Quality Chef Foods, Jack Daniel's**, *Catelli**, *Wyler's, Heinz Bell 'Orto, Bella Rossa, Chef Francisco, Dianne's, Ore-Ida, Tater Tots, Bagel Bites, Weight Watchers** *Smart Ones, Boston Market**, *Poppers, T.G.I. Friday's**, *Delimex, Truesoups, Alden Merrell, Escalon, PPI, Todd's, Appetizers And, Inc., Nancy's, Lea & Perrins, Renee's Gourmet, HP, Diana, Bravo*
Europe	23	—	*Heinz, Orlando, Karvan Cevitam, Brinta, Roosvicee, Venz, Weight Watchers**, *Farley's, Farex, Sonnen Bassermann, Plasmon, Nipiol, Dieterba, Bi-Aglut, Aproten, Pudliszki, Ross, Honig, De Ruijter, Aunt Bessie**, *Mum's Own, Moya Semya, Picador, Derevenskoye, Mechta Hoziajki, Lea & Perrins, HP, Amoy**, *Daddies, Squeezme!, Wyko, Benedicta*
Asia/Pacific	20	2	*Heinz, Tom Piper, Wattie's, ABC, Chef, Craig's, Bruno, Winna, Hellaby, Hamper, Farley's, Greenseas, Gourmet, Nurture, LongFong, Ore-Ida, SinSin, Lea & Perrins, HP, Star-Kist, Classico, Weight Watchers**, *Cottee's**, *Rose's**, *Complan, Glucon D, Nycil, Golden Circle, La Bonne Cuisine, Original Juice Co., The Good Taste Company*
Rest of World	6	3	*Heinz, Wellington's, Today, Mama's, John West, Farley's, Dieterba, HP, Lea & Perrins, Classico, Banquete*
	71	8	* *Used under license*

The Company also owns or leases office space, warehouses, distribution centers and research and other facilities throughout the world. The Company's food processing factories and principal properties are in good condition and are satisfactory for the purposes for which they are being utilized.

The Company has developed or participated in the development of certain of its equipment, manufacturing processes and packaging, and maintains patents and has applied for patents for some of those developments. The Company regards these patents and patent applications as important but does not consider any one or group of them to be materially important to its business as a whole.

Although crops constituting some of the Company's raw food ingredients are harvested on a seasonal basis, most of the Company's products are produced throughout the year. Seasonal factors inherent in the business have always influenced the quarterly sales, operating income and cash flows of the Company. Consequently, comparisons between quarters have always been more meaningful when made between the same quarters of prior years.

The products of the Company are sold under highly competitive conditions, with many large and small competitors. The Company regards its principal competition to be other manufacturers of processed foods, including branded retail products, foodservice products and private label products, that compete with the Company for consumer preference, distribution, shelf space and merchandising support. Product quality and consumer value are important areas of competition.

The Company's products are sold through its own sales organizations and through independent brokers, agents and distributors to chain, wholesale, cooperative and independent grocery accounts, convenience stores, bakeries, pharmacies, mass merchants, club stores, foodservice distributors and institutions, including hotels, restaurants, hospitals, health-care facilities, and certain government agencies. For Fiscal 2009, one customer, Wal-Mart Stores Inc., represented 10.8% of the Company's sales. We closely monitor the credit risk associated with our customers and to date have not experienced material losses.

Compliance with the provisions of national, state and local environmental laws and regulations has not had a material effect upon the capital expenditures, earnings or competitive position of the Company. The Company's estimated capital expenditures for environmental control facilities for the remainder of Fiscal 2010 and the succeeding fiscal year are not material and are not expected to materially affect the earnings, cash flows or competitive position of the Company.

The Company's factories are subject to inspections by various governmental agencies in the U.S. and other countries where the Company does business, including the United States Department of Agriculture, and the Occupational Health and Safety Administration, and its products must comply with the applicable laws, including food and drug laws, such as the Federal Food and Cosmetic Act of 1938, as amended, and the Federal Fair Packaging or Labeling Act of 1966, as amended, of the jurisdictions in which they are manufactured and marketed.

The Company employed, on a full-time basis as of April 29, 2009, approximately 32,400 people around the world.

Segment information is set forth in this report on pages 71 through 73 in Note 15, "Segment Information" in Item 8—"Financial Statements and Supplementary Data."

Income from international operations is subject to fluctuation in currency values, export and import restrictions, foreign ownership restrictions, economic controls and other factors. From time to time, exchange restrictions imposed by various countries have restricted the transfer of funds between countries and between the Company and its subsidiaries. To date, such exchange restrictions have not had a material adverse effect on the Company's operations.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge on the Company's website at www.heinz.com, as soon as reasonably practicable after filed or furnished to the Securities and Exchange Commission ("SEC").

Our reports filed with the SEC are also made available to read and copy at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by contacting the SEC at 1-800-SEC-0330. Reports filed with the SEC are also made available on its website at www.sec.gov.

Executive Officers of the Registrant

The following is a list of the names and ages of all of the executive officers of H. J. Heinz Company indicating all positions and offices held by each such person and each such person's principal occupations or employment during the past five years. All the executive officers have been elected to serve until the next annual election of officers, until their successors are elected, or until their earlier resignation or removal. The next annual election of officers is scheduled to occur on August 12, 2009.

Name	*Age (as of August 12, 2009)*	*Positions and Offices Held with the Company and Principal Occupations or Employment During Past Five Years*
William R. Johnson	60	Chairman, President, and Chief Executive Officer since September 2000.
Theodore N. Bobby	58	Executive Vice President and General Counsel since January 2007; Senior Vice President and General Counsel from April 2005 to January 2007; Acting General Counsel from January 2005 to April 2005; Vice President—Legal Affairs from September 1999 to January 2005.
Edward J. McMenamin	52	Senior Vice President—Finance and Corporate Controller since August 2004; Vice President Finance from June 2001 to August 2004.
Michael D. Milone	52	Senior Vice President—Heinz Rest of World, Enterprise Risk Management and Global Infant/Nutrition since June 2008; Senior Vice President—Heinz Pacific, Rest of World and Enterprise Risk Management from May 2006 to June 2008; Senior Vice President—President Rest of World and Asia from May 2005 to May 2006; Senior Vice President—President Rest of World from December 2003 to May 2005.
David C. Moran*	51	Executive Vice President & Chief Executive Officer and President of Heinz North America since May 2007; Executive Vice President & Chief Executive Officer and President of Heinz North America Consumer Products from November 2005 to May 2007; Senior Vice President—President Heinz North America Consumer Products from May 2005 to November 2005; President North America Consumer Products from January 2003 to May 2005.

Name	Age (as of August 12, 2009)	Positions and Offices Held with the Company and Principal Occupations or Employment During Past Five Years
C. Scott O'Hara*	48	Executive Vice President—President and Chief Executive Officer Heinz Europe since May 2006; Executive Vice President—Asia Pacific/Rest of World from January 2006 to May 2006; Senior Vice President Europe—The Gillette Company from October 2004 to January 2006; General Manager U.K. and NL—The Gillette Company from June 2001 to October 2004.
Christopher J. Warmoth	50	Executive Vice President—Heinz Asia Pacific since June 2008; Senior Vice President—Heinz Asia from May 2006 to June 2008; Deputy President Heinz Europe from December 2003 to April 2006.
Arthur B. Winkleblack	52	Executive Vice President and Chief Financial Officer since January 2002.

* Effective July 15, 2009, David Moran will assume the position of Executive Vice President and President and Chief Executive Officer of Heinz Europe, and Scott O'Hara will assume the position of Executive Vice President and President and Chief Executive Officer of Heinz North America.

Item 1A. Risk Factors

In addition to the factors discussed elsewhere in this Report, the following risks and uncertainties could materially and adversely affect the Company's business, financial condition, and results of operations. Additional risks and uncertainties that are not presently known to the Company or are currently deemed by the Company to be immaterial also may impair the Company's business operations and financial condition.

Competitive product and pricing pressures in the food industry and the financial condition of customers and suppliers could adversely affect the Company's ability to gain or maintain market share and/or profitability.

The Company operates in the highly competitive food industry, competing with other companies that have varying abilities to withstand changing market conditions. Any significant change in the Company's relationship with a major customer, including changes in product prices, sales volume, or contractual terms may impact financial results. Such changes may result because the Company's competitors may have substantial financial, marketing, and other resources that may change the competitive environment. Private label brands sold by retail customers, which are typically sold at lower prices, are a source of competition for certain of our product lines. Such competition could cause the Company to reduce prices and/or increase capital, marketing, and other expenditures, or could result in the loss of category share. Such changes could have a material adverse impact on the Company's net income. As the retail grocery trade continues to consolidate, the larger retail customers of the Company could seek to use their positions to improve their profitability through lower pricing and increased promotional programs. If the Company is unable to use its scale, marketing expertise, product innovation, and category leadership positions to respond to these changes, or is unable to increase its prices, its profitability and volume growth could be impacted in a materially adverse way. The success of our business depends, in part, upon the financial strength and viability of our suppliers and customers. The financial condition of those suppliers and customers are affected in large part by conditions and events that are beyond our control. A significant deterioration of their financial condition could adversely affect our financial results.

The Company's performance may be adversely affected by economic and political conditions in the U.S. and in various other nations where it does business.

The Company's performance has been in the past and may continue in the future to be impacted by economic and political conditions in the United States and in other nations. Such conditions and factors include changes in applicable laws and regulations, including changes in food and drug laws, accounting standards, taxation requirements and environmental laws. Other factors impacting our operations include export and import restrictions, currency exchange rates, recessionary conditions, foreign ownership restrictions, nationalization, conducting business in hyperinflationary environments, and terrorist acts and political unrest in the U.S., Venezuela and other international locations where the Company does business. Such factors in either domestic or foreign jurisdictions could materially and adversely affect our financial results.

Increases in the cost and restrictions on the availability of raw materials could adversely affect our financial results.

The Company sources raw materials including agricultural commodities such as tomatoes, cucumbers, potatoes, onions, other fruits and vegetables, dairy products, meat, sugar and other sweeteners, including high fructose corn syrup, spices, and flour, as well as packaging materials such as glass, plastic, metal, paper, fiberboard, and other materials in order to manufacture products. The availability or cost of such commodities may fluctuate widely due to government policy and regulation, crop failures or shortages due to plant disease or insect and other pest infestation, weather conditions, increased demand for biofuels, or other unforeseen circumstances. Additionally, the cost of raw materials and finished products may fluctuate due to movements in cross-currency transaction rates. To the extent that any of the foregoing or other unknown factors increase the prices of such commodities or materials and the Company is unable to increase its prices or adequately hedge against such changes in a manner that offsets such changes, the results of its operations could be materially and adversely affected. Similarly, if supplier arrangements and relationships result in increased and unforeseen expenses, the Company's financial results could be materially and adversely impacted.

Disruption of our supply chain could adversely affect our business.

Damage or disruption to our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or brokers, or other reasons could impair our ability to manufacture or sell our products. To the extent the Company is unable to, or cannot financially mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, there could be a materially adverse affect on our business and results of operations, and additional resources could be required to restore our supply chain.

Higher energy costs and other factors affecting the cost of producing, transporting, and distributing the Company's products could adversely affect our financial results.

Rising fuel and energy costs may have a significant impact on the cost of operations, including the manufacture, transportation, and distribution of products. Fuel costs may fluctuate due to a number of factors outside the control of the Company, including government policy and regulation and weather conditions. Additionally, the Company may be unable to maintain favorable arrangements with respect to the costs of procuring raw materials, packaging, services, and transporting products, which could result in increased expenses and negatively affect operations. If the Company is unable to hedge against such increases or raise the prices of its products to offset the changes, its results of operations could be materially and adversely affected.

The results of the Company could be adversely impacted as a result of increased pension, labor, and people-related expenses.

Inflationary pressures and any shortages in the labor market could increase labor costs, which could have a material adverse effect on the Company's consolidated operating results or financial condition. The Company's labor costs include the cost of providing employee benefits in the U.S. and foreign jurisdictions, including pension, health and welfare, and severance benefits. Any declines in market returns could adversely impact the funding of pension plans, the assets of which are invested in a diversified portfolio of equity and fixed income securities and other investments. Additionally, the annual costs of benefits vary with increased costs of health care and the outcome of collectively-bargained wage and benefit agreements.

The impact of various food safety issues, environmental, legal, tax, and other regulations and related developments could adversely affect the Company's sales and profitability.

The Company is subject to numerous food safety and other laws and regulations regarding the manufacturing, marketing, and distribution of food products. These regulations govern matters such as ingredients, advertising, taxation, relations with distributors and retailers, health and safety matters, and environmental concerns. The ineffectiveness of the Company's planning and policies with respect to these matters, and the need to comply with new or revised laws or regulations with regard to licensing requirements, trade and pricing practices, environmental permitting, or other food or safety matters, or new interpretations or enforcement of existing laws and regulations, may have a material adverse effect on the Company's sales and profitability. Influenza or other pandemics could disrupt production of the Company's products, reduce demand for certain of the Company's products, or disrupt the marketplace in the foodservice or retail environment with consequent material adverse effect on the Company's results of operations.

The need for and effect of product recalls could have an adverse impact on the Company's business.

If any of the Company's products become misbranded or adulterated, the Company may need to conduct a product recall. The scope of such a recall could result in significant costs incurred as a result of the recall, potential destruction of inventory, and lost sales. Should consumption of any product cause injury, the Company may be liable for monetary damages as a result of a judgment against it. A significant product recall or product liability case could cause a loss of consumer confidence in the Company's food products and could have a material adverse effect on the value of its brands and results of operations.

The failure of new product or packaging introductions to gain trade and consumer acceptance and changes in consumer preferences could adversely affect our sales.

The success of the Company is dependent upon anticipating and reacting to changes in consumer preferences, including health and wellness. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. Moreover, success is dependent upon the Company's ability to identify and respond to consumer trends through innovation. The Company may be required to increase expenditures for new product development. The Company may not be successful in developing new products or improving existing products, or its new products may not achieve consumer acceptance, each of which could materially and negatively impact sales.

The failure to successfully integrate acquisitions and joint ventures into our existing operations or the failure to gain applicable regulatory approval for such transactions or divestitures could adversely affect our financial results.

The Company's ability to efficiently integrate acquisitions and joint ventures into its existing operations also affects the financial success of such transactions. The Company may seek to expand its business through acquisitions and joint ventures, and may divest underperforming or non-core businesses. The Company's success depends, in part, upon its ability to identify such acquisition, joint venture, and divestiture opportunities and to negotiate favorable contractual terms. Activities in such areas are regulated by numerous antitrust and competition laws in the U. S., the European Union, and other jurisdictions, and the Company may be required to obtain the approval of acquisition and joint venture transactions by competition authorities, as well as satisfy other legal requirements. The failure to obtain such approvals could materially and adversely affect our results.

The Company's operations face significant foreign currency exchange rate exposure, which could negatively impact its operating results.

The Company holds assets and incurs liabilities, earns revenue, and pays expenses in a variety of currencies other than the U.S. dollar, primarily the British Pound, Euro, Australian dollar, Canadian dollar, and New Zealand dollar. The Company's consolidated financial statements are presented in U.S. dollars, and therefore the Company must translate its assets, liabilities, revenue, and expenses into U.S. dollars for external reporting purposes. Increases or decreases in the value of the U.S. dollar may materially and negatively affect the value of these items in the Company's consolidated financial statements, even if their value has not changed in their original currency.

The Company could incur more debt, which could have an adverse impact on our business.

The Company may incur additional indebtedness in the future to fund acquisitions, repurchase shares, or fund other activities for general business purposes, which could result in a downward change in credit rating. The Company's ability to make payments on and refinance its indebtedness and fund planned capital expenditures depends upon its ability to generate cash in the future. The cost of incurring additional debt could increase in the event of possible downgrades in the Company's credit rating.

The failure to implement our growth plans could adversely affect the Company's ability to increase net income and generate cash.

The success of the Company could be impacted by its inability to continue to execute on its growth plans regarding product innovation, implementing cost-cutting measures, improving supply chain efficiency, enhancing processes and systems, including information technology systems, on a global basis, and growing market share and volume. The failure to fully implement the plans, in a timely manner or within our cost estimates, could materially and adversely affect the Company's ability to increase net income. Additionally, the Company's ability to pay cash dividends will depend upon its ability to generate cash and profits, which, to a certain extent, is subject to economic, financial, competitive, and other factors beyond the Company's control.

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION

Statements about future growth, profitability, costs, expectations, plans, or objectives included in this report, including in management's discussion and analysis, and the financial statements and footnotes, are forward-looking statements based on management's estimates, assumptions, and projections. These forward-looking statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the Company's control and could cause actual results to differ materially from those expressed or implied in this report and the financial statements and footnotes. Uncertainties contained in such statements include, but are not limited to:

- sales, earnings, and volume growth,
- general economic, political, and industry conditions, including those that could impact consumer spending,
- competitive conditions, which affect, among other things, customer preferences and the pricing of products, production, and energy costs,
- competition from lower-priced private label brands,
- increases in the cost and restrictions on the availability of raw materials including agricultural commodities and packaging materials, the ability to increase product prices in response, and the impact on profitability,
- the ability to identify and anticipate and respond through innovation to consumer trends,
- the need for product recalls,
- the ability to maintain favorable supplier and customer relationships, and the financial viability of those suppliers and customers,
- currency valuations and interest rate fluctuations,
- changes in credit ratings, leverage, and economic conditions, and the impact of these factors on our cost of borrowing and access to capital markets,
- our ability to effectuate our strategy, which includes our continued evaluation of potential acquisition opportunities, including strategic acquisitions, joint ventures, divestitures and other initiatives, including our ability to identify, finance and complete these initiatives, and our ability to realize anticipated benefits from them,
- the ability to successfully complete cost reduction programs and increase productivity,
- the ability to effectively integrate acquired businesses,
- new products, packaging innovations, and product mix,
- the effectiveness of advertising, marketing, and promotional programs,
- supply chain efficiency,
- cash flow initiatives,
- risks inherent in litigation, including tax litigation,
- the ability to further penetrate and grow and the risk of doing business in international markets, economic or political instability in those markets, particularly in Venezuela, and the performance of business in hyperinflationary environments,
- changes in estimates in critical accounting judgments and changes in laws and regulations, including tax laws,
- the success of tax planning strategies,
- the possibility of increased pension expense and contributions and other people-related costs,
- the potential adverse impact of natural disasters, such as flooding and crop failures,
- the ability to implement new information systems and potential disruptions due to failures in technology systems,

- with regard to dividends, dividends must be declared by the Board of Directors and will be subject to certain legal requirements being met at the time of declaration, as well as our Board's view of our anticipated cash needs, and
- other factors as described in "Risk Factors" above.

The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the securities laws.

Item 1B. Unresolved Staff Comments

Nothing to report under this item.

Item 2. Properties.

See table in Item 1.

Item 3. Legal Proceedings.

Nothing to report under this item.

Item 4. Submission of Matters to a Vote of Security Holders.

Nothing to report under this item.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Information relating to the Company's common stock is set forth in this report on page 33 under the caption "Stock Market Information" in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations," and on pages 73 through 74 in Note 16, "Quarterly Results" in Item 8—"Financial Statements and Supplementary Data."

The Board of Directors authorized a share repurchase program on May 31, 2006 for a maximum of 25 million shares. The Company did not repurchase any shares of its common stock during the fourth quarter of Fiscal 2009. As of April 29, 2009, the maximum number of shares that may yet be purchased under the 2006 program is 6,716,192.

Item 6. Selected Financial Data.

The following table presents selected consolidated financial data for the Company and its subsidiaries for each of the five fiscal years 2005 through 2009. All amounts are in thousands except per share data.

	Fiscal Year Ended				
	April 29, 2009 (52 Weeks)	*April 30, 2008 (52 Weeks)*	*May 2, 2007 (52 Weeks)*	*May 3, 2006 (53 Weeks)*	*April 27, 2005 (52 Weeks)*
Sales(1)	$10,148,082	$10,070,778	$ 9,001,630	$8,643,438	$ 8,103,456
Interest expense(1)	339,635	364,856	333,270	316,296	232,088
Income from continuing operations(1)	923,072	844,925	791,602	442,761	688,004
Income from continuing operations per share—diluted(1)	2.90	2.63	2.38	1.29	1.95
Income from continuing operations per share—basic(1)	2.94	2.67	2.41	1.31	1.97
Short-term debt and current portion of long-term debt(2)	65,638	452,708	468,243	54,969	573,269
Long-term debt, exclusive of current portion(2)	5,076,186	4,730,946	4,413,641	4,357,013	4,121,984
Total assets(3)	9,664,184	10,565,043	10,033,026	9,737,767	10,577,718
Cash dividends per common share	1.66	1.52	1.40	1.20	1.14

(1) Amounts exclude the operating results related to the Company's European seafood and *Tegel*® poultry businesses which were divested in Fiscal 2006 and have been presented as discontinued operations.

(2) Long-term debt, exclusive of current portion, includes $251.5 million, $198.3 million, $71.0 million, ($1.4) million, and $186.1 million of hedge accounting adjustments associated with interest rate swaps at April 29, 2009, April 30, 2008, May 2, 2007, May 3, 2006, and April 27, 2005, respectively. H.J. Heinz Finance Company's ("HFC") mandatorily redeemable preferred shares of $350 million in Fiscal 2009 and $325 million in Fiscals 2008-2005 are classified as long-term debt.

(3) Fiscals 2009, 2008, and 2007 reflect the adoption of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of Financial Accounting Standards Board ("FASB") Statements No. 87, 88, 106 and 132(R)."

As a result of the Company's strategic transformation, the Fiscal 2006 results from continuing operations include expenses of $124.7 million pretax ($80.3 million after tax) for targeted workforce reductions consistent with the Company's goals to streamline its businesses and expenses of $22.0 million pretax ($16.3 million after tax) for strategic review costs related to the potential divestiture of several businesses. Also, $206.5 million pretax ($153.9 million after tax) was recorded for net losses on non-core businesses and product lines which were sold in Fiscal 2006, and asset impairment charges on non-core businesses and product lines which were sold in Fiscal 2007. Also during Fiscal 2006, the Company reversed valuation allowances of $27.3 million primarily related to The Hain Celestial Group, Inc. ("Hain"). In addition, results include $24.4 million of tax expense relating to the impact of the American Jobs Creation Act.

Fiscal 2005 results from continuing operations include a $64.5 million non-cash impairment charge for the Company's equity investment in Hain and a $9.3 million non-cash charge to recognize the impairment of a cost-basis investment in a grocery industry sponsored e-commerce business venture. There was no tax benefit recorded with these impairment charges in Fiscal 2005. Fiscal 2005 also includes a $27.0 million pre-tax ($18.0 million after-tax) non-cash asset impairment charge related to the anticipated disposition of the HAK vegetable product line in Northern Europe which occurred in Fiscal 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Overview- Fiscal 2009

The H.J. Heinz Company has been a pioneer in the food industry for 140 years and possesses one of the world's best and most recognizable brands—*Heinz*®. The Company has a global portfolio of leading brands focused in three core categories, Ketchup and Sauces, Meals and Snacks, and Infant/ Nutrition.

In Fiscal 2009, Heinz delivered record sales of over $10.1 billion and record high net income of $923 million. Diluted EPS increased by more than 10% to $2.90 and the Company generated $880 million of operating free cash flow (cash flow from operations of $1.167 billion, less capital expenditures of $292 million plus proceeds from disposals of PP&E of $5 million). Management believes these results are indicative of the effectiveness of the Company's business plan, which is focused on the following four strategic pillars:

- Grow the Core Portfolio
- Accelerate Growth in Emerging Markets
- Strengthen and Leverage Global Scale
- Make Talent an Advantage

Management believes this strategy has enabled Heinz to drive growth, deliver consistent performance and sustain momentum, despite the weakened global economic environment.

The recent global recession has dramatically affected consumer confidence, behavior, spending and ultimately food consumption patterns. The Company has adapted its strategies to address this difficult environment, with a concentration on the following:

- Investing behind core brands and proven ideas to drive growth;
- Shifting investments in marketing and research and development toward delivering value to consumers;
- Continuing its focus on emerging markets where economic growth remains well above the global average;
- Increasing emphasis on margins through productivity initiatives, reductions in discretionary spending and tight management of fixed costs; and
- Increasing cash flow with a focus on reducing the cash conversion cycle and tight management of capital spending.

During Fiscal 2009, key foreign currencies declined precipitously versus the U.S. dollar. Given that approximately 60% of the Company's sales and the majority of its net income are generated outside of the U.S., foreign currency movements can have a significant impact on the Company's financial results. Inflationary increases in commodity input costs also continued in Fiscal 2009, and some key input costs remain above historic levels. While we expect Fiscal 2010 results to be impacted by unfavorable foreign currency rates and commodity input costs, the Company remains confident in its business fundamentals and plans to continue executing its strategy.

Results of Continuing Operations

The Company's revenues are generated via the sale of products in the following categories:

	Fiscal Year Ended		
	April 29, 2009 (52 Weeks)	April 30, 2008 (52 Weeks)	May 2, 2007 (52 Weeks)
	(Dollars in thousands)		
Ketchup and sauces	$ 4,251,583	$ 4,081,864	$3,682,102
Meals and snacks	4,361,878	4,521,697	4,026,168
Infant/Nutrition	1,105,313	1,089,544	929,075
Other	429,308	377,673	364,285
Total	$10,148,082	$10,070,778	$9,001,630

Fiscal Year Ended April 29, 2009 compared to Fiscal Year Ended April 30, 2008

Sales for Fiscal 2009 increased $77 million, or 0.8%, to $10.15 billion. Net pricing increased sales by 7.0%, as price increases were taken across the Company's portfolio to help compensate for increases in commodity costs. Volume decreased 1.5%, as a net volume improvement in emerging markets was more than offset by declines in the U.S., Australian and New Zealand businesses, which have been impacted by the recessionary economic environment. Volume also declined on frozen products in the U.K. Acquisitions, net of divestitures, increased sales by 1.9%. Foreign exchange translation rates reduced sales by 6.6%, reflecting the impact of a strengthening U.S. dollar on sales generated in international markets.

Sales of the Company's top 15 brands grew 2.1% from prior year, as combined volume and pricing gains exceeded the 6.3% unfavorable impact of foreign exchange translation rates on sales. Excluding the impact of foreign exchange, the top 15 brands grew by 8.4%, led by strong growth in *Heinz®*, *Ore-Ida®*, *Classico®*, *Pudliszki®* and *ABC®* branded products. In addition, global ketchup sales increased 3.2% despite a 5.9% unfavorable impact from foreign exchange, resulting in a 9.1% increase excluding the impact of currency translation. Emerging markets continued to be an important growth driver, with sales up 8.8%. Excluding a 7% impact from unfavorable foreign exchange, emerging markets' sales grew 15.8%.

Gross profit decreased $97 million, or 2.6%, to $3.58 billion, as higher net pricing and the favorable impact of acquisitions was more than offset by a $238 million unfavorable impact from foreign exchange translation rates as well as higher commodity costs, including transaction currency costs in the U.K., and lower volume. The gross profit margin decreased to 35.3% from 36.5%, as pricing and productivity improvements were more than offset by increased commodity costs, which includes the impact of cross currency sourcing of ingredients, most notably in the U.K.

Selling, general and administrative expenses ("SG&A") decreased $22 million, or 1.0%, to $2.09 billion, and improved as a percentage of sales to 20.6% from 21.0%. The $22 million decrease in SG&A is due to a $117 million impact from foreign exchange translation rates, decreased marketing expense, a life insurance settlement benefit received in the current year and a gain on the sale of a small portion control business in the U.S. These decreases were partially offset by increased spending on global task force initiatives, including system capability improvements, the SG&A from recent acquisitions and inflation in Latin America.

Operating income decreased $75 million, or 4.8%, to $1.49 billion, reflecting the items above, particularly a $121 million (7.7%) unfavorable impact from foreign exchange translation rates, and higher commodity costs.

Net interest expense decreased $48 million, to $275 million, reflecting a $25 million decrease in interest expense and a $23 million increase in interest income. Interest expense benefited from lower average interest rates in Fiscal 2009, which more than offset a higher coupon on the dealer securities which were remarketed on December 1, 2008 (see Note 7 in Item 8, "Financial Statements and Supplementary Data" for additional information). The improvement in interest income is due to a $20 million mark-to-market gain in the current year on a total rate of return swap which was entered into in conjunction with the Company's remarketable securities on December 1, 2008. Future mark-to-market adjustments on the total rate of return swap will be primarily derived from changes in the fair value of the dealer remarketable securities which will reflect fluctuations in the credit market.

Other income/(expense), net, improved by $106 million, to $78 million of income compared to $28 million of expense in the prior year, as a $113 million increase in currency gains was partially offset by an insignificant gain recognized on the sale of our business in Zimbabwe in the prior year. The currency gains resulted primarily from forward contracts that were put in place to help mitigate the unfavorable translation impact on profit associated with movements in key foreign currencies for all of Fiscal 2009.

The effective tax rate for Fiscal 2009 was 28.8% compared to 30.6% for the prior year. The current year tax rate was lower than the prior year primarily due to reduced repatriation costs partially offset by decreased benefits from the revaluation of tax basis of foreign assets.

Net income was $923 million compared to $845 million in the prior year, an increase of 9.2%, due to increased currency gains, reduced net interest expense and a lower effective tax rate, partially offset by lower operating income reflecting unfavorable foreign currency movements. Diluted earnings per share was $2.90 in the current year, an increase of 10.3%, compared to $2.63 in the prior year. Earnings per share also benefited from a 1.1% reduction in fully diluted shares outstanding.

The translation impact of fluctuating exchange rates in Fiscal 2009 has had a relatively consistent impact on all components of operating income on the consolidated statement of income. The impact of cross currency sourcing of ingredients, most notably in the U.K., reduced gross profit and operating income but did not affect sales.

FISCAL YEAR 2009 OPERATING RESULTS BY BUSINESS SEGMENT

North American Consumer Products

Sales of the North American Consumer Products segment increased $124 million, or 4.1%, to $3.14 billion. Net prices grew 6.8% reflecting price increases taken across the majority of the product portfolio over the last year to help offset higher commodity costs. Volume decreased 0.4%, as increases in *Ore-Ida®* frozen potatoes, *Heinz®* ketchup and new *TGI Friday's®* Skillet Meals were more than offset by declines in *Delimex®* frozen products and *Smart Ones®* frozen meals and desserts. The *Ore-Ida®* growth was driven by new products such as Steam n' Mash™ in addition to the timing of price increases. The *Heinz®* ketchup improvement was largely due to increased consumption. The Smart Ones volume decline resulted from softness in the category, aggressive competitive promotions and the timing of price increases taken in the fourth quarter of Fiscal 2008, partially offset by new breakfast product offerings in the current year. Lower sales of *Delimex®* frozen meals and snacks was due to a supply interruption in the first half of Fiscal 2009. Unfavorable Canadian exchange translation rates decreased sales 2.3%.

Gross profit increased $38 million, or 3.1%, to $1.26 billion, due primarily to increased pricing partially offset by unfavorable foreign exchange translation rates. The gross profit margin decreased to 40.1% from 40.5%, as increased pricing and productivity improvements only partially offset increased commodity costs. Operating income increased $46 million, or 6.8%, to $725 million, largely reflecting the increase in gross profit and decreased marketing expense.

Europe

Heinz Europe sales decreased $122 million, or 3.4%, to $3.41 billion. Net pricing increased 7.1%, driven by *Heinz*® ketchup, beans and soup, broad-based increases in our Russian market, frozen products in the U.K. and Italian infant nutrition products. Volume decreased 1.0%, primarily due to declines on frozen products as a result of price increases, competitor promotions and the exit of lower margin products and customers. Volume was also unfavorably impacted by decreases in *Heinz*® soup and pasta meals in the U.K, and reduced volume in Russia. These declines were partially offset by new product introductions in the U.K. and Continental Europe. Acquisitions, net of divestitures, increased sales 2.5%, primarily due to the acquisition of the *Bénédicta*® sauce business in France during the second quarter of this year and the *Wyko*® sauce business in the Netherlands at the end of Fiscal 2008. Unfavorable foreign exchange translation rates decreased sales by 12.0%.

Gross profit decreased $114 million, or 8.3%, to $1.26 billion, and the gross profit margin decreased to 36.9% from 38.8% as unfavorable foreign exchange translation rates, cross currency rate movements in the British Pound versus the Euro and U.S. dollar, increased commodity costs and higher manufacturing costs in the frozen food plants were only partially offset by improved pricing and the favorable impact from acquisitions. Operating income decreased $76 million, or 11.9%, to $561 million, as pricing gains were more than offset by unfavorable translation, increased commodity costs, a portion of which is due to the transaction foreign currency impacts discussed above, increased selling and distribution expenses ("S&D"), a portion of which was from acquisitions, and higher general and administrative expenses ("G&A") reflecting investments in task forces and systems.

Asia/Pacific

Heinz Asia/Pacific sales increased $28 million, or 1.7%, to $1.63 billion. Pricing increased 6.1%, due to increases on sardines, sauces and syrup in Indonesia, nutritional beverages in India and pricing gains across the product portfolios in Australia and New Zealand. This pricing partially offset increased commodity costs. Volume decreased 1.4%, as significant improvements on nutritional beverage sales in India, frozen foods in Japan and *ABC*® products in Indonesia were more than offset by declines in convenience meals in Australia and New Zealand and *Long Fong*® frozen products in China. Acquisitions increased sales 6.8% due to the third quarter acquisitions of Golden Circle Limited, a health-oriented fruit and juice business in Australia, and La Bonne Cuisine, a chilled dip business in New Zealand. Unfavorable foreign exchange translation rates decreased sales by 9.8%.

Gross profit increased $3 million, or 0.6%, to $530 million, while the gross profit margin declined to 32.5% from 32.9%. The $3 million improvement in gross profit was due to increased pricing and acquisitions, which offset increased commodity costs, unfavorable foreign exchange translation rates and reduced volume, particularly in our Long Fong business as we revised our distribution system and streamlined our product offerings. Operating income decreased by $12 million, or 6.4%, to $182 million, as the increase in gross profit and decreased marketing expense was more than offset by increased S&D and G&A, a portion of which is due to acquisitions.

U.S. Foodservice

Sales of the U.S. Foodservice segment decreased $53 million, or 3.4%, to $1.51 billion. Pricing increased sales 3.5%, largely due to increases on *Heinz*® ketchup, portion control condiments, frozen soups and tomato products. Volume decreased by 6.0%, reflecting reduced restaurant foot traffic, the exit of numerous lower margin products (stock-keeping units) and customers, as well as increased competition on our non-branded products. Divestitures reduced sales 0.9%.

Gross profit decreased $54 million, or 12.8%, to $365 million, and the gross profit margin decreased to 24.2% from 26.8%, due to lower volume, higher commodity and manufacturing costs and prior year gains on commodity derivative contracts, partially offset by higher pricing. Operating income decreased $40 million, or 23.8%, to $129 million, which was primarily due to the decline in gross profit, partially offset by reduced G&A reflecting a gain in the current year on the sale of a small, non-core portion control business.

Rest of World

Sales for Rest of World increased $100 million, or 27.3%, to $468 million. Volume increased 4.6% driven by increases in Latin America and the Middle East. Higher pricing increased sales by 27.6%, largely due to inflation in Latin America and commodity-related price increases in South Africa and the Middle East. Acquisitions increased sales 0.2% due to the fourth quarter acquisition of Papillon, a small chilled products business in South Africa. Foreign exchange translation rates decreased sales 5.2%.

Gross profit increased $28 million, or 21.4%, to $161 million, due mainly to increased pricing and higher volume, partially offset by increased commodity costs and unfavorable foreign currency movements. Operating income increased $7 million, or 15.2% to $52 million due to the increase in gross profit partially offset by wage inflation in Latin America.

Fiscal Year Ended April 30, 2008 compared to Fiscal Year Ended May 2, 2007

Sales for Fiscal 2008 increased $1.07 billion, or 11.9%, to $10.07 billion, reflecting growth in all five business segments. Volume increased 3.6%, as solid growth in the North American Consumer Products segment, Australia, New Zealand and the emerging markets were combined with strong performance of beans, soup and pasta meals in the U.K. and *Heinz®* ketchup across Europe. The emerging markets produced a 9.1% volume increase and accounted for over 24% of the Company's total sales growth for the year. These volume increases were partially offset by declines in U.S. Foodservice. Net pricing increased sales by 3.3%, mainly in the North American Consumer Products, European and U.S. Foodservice segments and our businesses in Latin America and Indonesia. Divestitures, net of acquisitions, decreased sales by 0.2%. Foreign exchange translation rates increased sales by 5.1%.

Sales of the Company's top 15 brands grew 13.4% from Fiscal 2007, led by strong increases in *Heinz®*, *Smart Ones®*, *Classico®*, *Boston Market®*, *Pudliszki®*, *Weight Watchers®* and *ABC®*. These increases are a result of the Company's strategy of focused innovation and marketing support behind these top brands.

Gross profit increased $288 million, or 8.5%, to $3.68 billion, benefiting from favorable volume, pricing and foreign exchange translation rates. The gross profit margin decreased to 36.5% from 37.7%, as pricing and productivity improvements were more than offset by increased commodity costs. The most significant commodity cost increases were for dairy, oils and grains.

SG&A increased $166 million, or 8.5%, to $2.11 billion. As a percentage of sales, SG&A decreased to 21.0% from 21.6%. The increase in SG&A is due to a 14.9% increase in marketing expense, a 16.9% increase in research and development ("R&D") and higher S&D resulting from increased volume, higher fuel costs and foreign exchange translation rates. Additional investments were also made in Fiscal 2008 for global task force initiatives, streamlining and system capability improvements. These increases were partially offset by the benefits of effective cost control and Fiscal 2007 workforce reductions and costs related to the proxy contest.

Operating income increased $122 million, or 8.5%, to $1.57 billion, reflecting the strong sales growth, productivity improvements and favorable impacts from foreign exchange, partially offset by increased commodity costs.

Net interest expense increased $32 million, to $323 million, largely as a result of higher debt in Fiscal 2008 related to share repurchase activity. Other expenses, net, decreased $3 million to $28 million, primarily due to an insignificant gain recognized on the sale of our business in Zimbabwe.

The Fiscal 2008 effective tax rate was 30.6% compared to 29.6% in Fiscal 2007. The Fiscal 2008 tax rate was higher than the Fiscal 2007 rate primarily due to benefits recognized in Fiscal 2007 for reversal of a foreign tax reserve, tax planning completed in a foreign jurisdiction, and R&D tax credits. Those Fiscal 2007 benefits were partially offset by lower repatriation costs and increased benefits from tax audit settlements occurring during Fiscal 2008, along with changes in valuation allowances for foreign losses.

Income from continuing operations was $845 million compared to $792 million in Fiscal 2007, an increase of 6.7%, due to the increase in operating income, which was partially offset by higher net interest expense and a higher effective tax rate. Diluted earnings per share from continuing operations were $2.63 in Fiscal 2008 compared to $2.38 in Fiscal 2007, up 10.5%, which also benefited from a 3.2% reduction in fully diluted shares outstanding.

FISCAL YEAR 2008 OPERATING RESULTS BY BUSINESS SEGMENT

North American Consumer Products

Sales of the North American Consumer Products segment increased $272 million, or 9.9%, to $3.01 billion. Volume increased 3.5%, due primarily to *Smart Ones*® frozen entrees and desserts, *Boston Market*® frozen entrees and *Classico*® pasta sauces. The Smart Ones volume improvement was driven by successful new product introductions like Anytime Selections™, Fruit Inspirations™ and various dessert items, as well as the impact of the launch of *Smart Ones*® products into Canada. The Boston Market improvements were mainly driven by new products and increased consumption, and the success of Classico was primarily due to new products as well as increased promotions in Canada. These volume improvements were partially offset by a decline in *Ore-Ida*® frozen potatoes reflecting the timing of price increases taken during both the fourth quarter of Fiscal 2007 and the third quarter of Fiscal 2008. The *Ore-Ida*® frozen potatoes price increases, along with other commodity cost related price increases, resulted in overall price gains of 3.5%. The Fiscal 2007 acquisition of Renee's Gourmet Foods in Canada increased sales 0.7% and favorable Canadian exchange translation rates increased sales 2.2%.

Gross profit increased $85 million, or 7.5%, to $1.22 billion, due primarily to the sales increase along with favorable foreign exchange translation rates. The gross profit margin decreased to 40.5% from 41.4%, as increased pricing, favorable mix and productivity improvements only partially offset increased commodity costs. Operating income increased $53 million, or 8.4%, to $678 million, due to the strong increase in sales, partially offset by higher commodity costs and increased S&D due to higher volume and fuel costs.

Europe

Heinz Europe sales increased $456 million, or 14.8%, to $3.53 billion, driven by new product innovation and more focus on the key brands in the portfolio. Volume increased 4.5%, principally due to strong performance of *Heinz*® ketchup across Europe, soup, beans and pasta meals in the U.K., *Pudliszki*® branded products in Poland, and *Heinz*® sauces and condiments in Russia. Volume also benefited from new product introductions across continental Europe, such as *Weight Watchers*® Big Soups in Germany, Austria and Switzerland. Net pricing increased sales 3.3%, resulting chiefly from commodity-related price increases on *Heinz*® ketchup and soup, the majority of the products in our Russian market and Italian infant nutrition products. Pricing was also favorable due to promotional timing on *Heinz*® beans. Divestitures, net of acquisitions, reduced sales 1.4% and favorable foreign exchange translation rates increased sales by 8.5%.

Gross profit increased $135 million, or 10.9%, to $1.37 billion, and the gross profit margin decreased to 38.8% from 40.2%. The 10.9% increase reflects improved pricing and volume and the favorable impact of foreign exchange translation rates, while the decline in gross profit margin is largely due to increased commodity costs and higher manufacturing costs in our U.K., European frozen and Netherlands businesses. Operating income increased $71 million, or 12.4%, to $637 million, due to higher sales and reductions in G&A, partially offset by higher commodity costs and increased marketing spending in support of our strong brands across Europe.

Asia/Pacific

Heinz Asia/Pacific sales increased $281 million, or 21.3%, to $1.60 billion. Volume increased 6.5%, reflecting significant improvements across the majority of the businesses within this segment, particularly Australia, India and China, related primarily to new product introductions supported by a 34.7% increase in marketing. Pricing increased 2.8%, due to increases on soy sauce and beverages in Indonesia, *LongFong*® frozen products in China and nutritional products in India. Acquisitions, net of divestitures, increased sales 1.6%, and favorable foreign exchange translation rates increased sales by 10.4%.

Gross profit increased $101 million, or 23.9%, to $526 million, and the gross profit margin increased to 32.9% from 32.2%. These increases were due to increased volume, pricing, favorable mix and foreign exchange translation rates, which more than offset increased commodity costs. Operating income increased by $45 million, or 29.8%, to $195 million, primarily reflecting the increase in sales and gross margin, partially offset by increased marketing spending and increased S&D due to higher volume.

U.S. Foodservice

Sales of the U.S. Foodservice segment increased $3 million, or 0.2%, to $1.56 billion. Pricing increased sales 1.7%, largely due to commodity-related price increases and reduced promotional spending on *Heinz*® ketchup, frozen soup and tomato products, partially offset by declines in frozen desserts. Volume decreased by 1.1%, as higher volume from frozen desserts sold to casual dining customers was more than offset by declines in the portion control business, tomato products and frozen appetizers. The volume reflected softness in the U.S. restaurant business as well as increased competition on our non-branded products. Divestitures reduced sales 0.4%.

Gross profit decreased $47 million, or 10.0%, to $419 million, and the gross profit margin decreased to 26.8% from 29.9%, as commodity costs disproportionately impacted the foodservice business, despite gains on commodity derivative contracts. The declines also reflect costs incurred in Fiscal 2008 in anticipation of a plant closure in the first quarter of Fiscal 2009, partially offset by increased pricing and productivity. Operating income decreased $47 million, or 21.5%, to $170 million, all of which is due to the decline in gross profit.

Rest of World

Sales for Rest of World increased $58 million, or 18.7%, to $368 million. Volume increased 6.3% due primarily to increased demand for the Company's products in Latin America as well as strong performance across our Middle East business. Higher pricing increased sales by 13.6%, largely due to price increases and reduced promotions in Latin America as well as commodity-related price increases in South Africa. Divestitures reduced growth 1.7% and favorable foreign exchange translation rates increased sales 0.6%.

Gross profit increased $22 million, or 19.9%, to $133 million, due mainly to increased pricing, higher volume and improved business mix, partially offset by increased commodity costs. Operating income increased $6 million, or 15.1%, to $45 million.

Discontinued Operations

In the fourth quarter of Fiscal 2006, the Company completed its sale of the European seafood and *Tegel*® poultry businesses. The Company recorded a $3.3 million ($5.9 million after-tax) loss from discontinued operations related to these businesses for the year ended May 2, 2007, primarily resulting from purchase price adjustments pursuant to the transaction agreements.

Liquidity and Financial Position

For Fiscal 2009, cash provided by operating activities was $1.17 billion, a decrease of $21 million from the prior year. This decrease reflects incremental discretionary contributions of approximately $65 million made this year to fund the Company's pension plans, the current year payment of the long-term incentive compensation accruals from Fiscal 2008 and unfavorable foreign exchange translation rates. These decreases were partially offset by a $106 million cash inflow from foreign currency forward contracts discussed previously as well as reduced tax payments. The Company's cash conversion cycle increased 7 days, to 56 days in Fiscal 2009, 5 days of which was due to payables and 2 days from receivables. The payables decline was impacted by 3 days for the settlement of hedge contract liabilities that were outstanding in the prior year. Strong inventory reductions in the last four months of the fiscal year resulted in days in inventory remaining flat versus prior year.

Recent adverse conditions in the global equity and bond markets caused the actual rate of return on the pension plan assets during Fiscal 2009 to be a loss of approximately 16% versus the Company's assumed long-term rate of return of +8.2% as of the end of Fiscal 2008. The impact of this lower rate of return on the funded status was partially offset by higher discount rates in Fiscal 2009 (6.54% in Fiscal 2009 versus 6.1% in Fiscal 2008). As a result of these two factors, the Company made incremental discretionary contributions of approximately $65 million to the plans in Fiscal 2009, thus resulting in total Fiscal 2009 contributions of $134 million which exceeded the original projection.

Cash used for investing activities totaled $761 million compared to $554 million last year. In Fiscal 2009, cash paid for acquisitions, net of divestitures, required $281 million, primarily related to the acquisitions of Benedicta, a sauce business in France, Golden Circle Limited, a fruit and juice business in Australia, La Bonne Cuisine, a chilled dip business in New Zealand, and Papillon, a small chilled products business in South Africa. This amount was partially offset by proceeds from the sale of a small portion control foodservice business in the U.S. In Fiscal 2008, cash paid for acquisitions, net of divestitures, required $88 million, primarily related to the acquisition of the license to the *Cottee's®* and *Rose's®* premium branded jams, jellies and toppings business in Australia and New Zealand, the *Wyko®* sauce business in the Netherlands and the buy-out of the minority ownership on the Company's Long Fong business in China, partially offset by the divestiture of a tomato paste business in Portugal. Fiscal 2009 capital expenditures totaled $292 million (2.9% of sales) compared to $302 million (3.0% of sales) in the prior year. In response to recent changes in economic conditions across the globe, the Company is reevaluating all non-critical capital projects and will target reduced capital spending as a percentage of sales in Fiscal 2010. Proceeds from disposals of property, plant and equipment were $5 million compared to $9 million in the prior year. During Fiscal 2008, the Company terminated the cross currency swaps that were previously designated as net investment hedges of foreign operations. The Company paid $93 million of cash in the prior year to the counterparties, which is presented in investing activities in the consolidated statements of cash flows. In addition, the Company paid $74 million in the prior year as a result of cross currency swap contract maturities and such payments were presented within other investing items, net. The current year requirement of $193 million for restricted cash represents collateral that the Company is required to maintain in connection with a total rate of return swap entered into during the third quarter of Fiscal 2009. See Note 13 in Item 8, "Financial Statements and Supplementary Data," for further information.

The early termination of the net investment hedges described above and interest rate swaps described below were completed in conjunction with the reorganizations of the Company's foreign operations and interest rate swap portfolio in Fiscal 2008.

Cash used for financing activities totaled $516 million compared to $758 million last year. Proceeds from long-term debt were $853 million in the current year. The current year proceeds reflect the sale of $500 million 5.35% Notes due 2013 as well as the sale of $350 million or 3,500 shares of HFC (a subsidiary of Heinz) Series B Preferred Stock. The proceeds from both transactions were used for general corporate purposes, including the repayment of commercial paper and other indebtedness incurred to redeem HFC's Series A Preferred Stock. As a result, payments on long-term debt were $427 million this year compared to $368 million in the prior year. Fiscal 2008 payments reflect the maturity and payment of the $300 million 6% U.S. Dollar Notes as well as the repurchase of a portion of the 6% U.S. Dollar Notes due March 15, 2012. Net payments on commercial paper and short-term debt were $484 million this year compared to net proceeds of $484 million in the prior year. Cash proceeds from option exercises, net of treasury stock purchases, provided $83 million of cash in the current year. Cash used for the purchases of treasury stock, net of proceeds from option exercises, was $502 million in the prior year. Dividend payments totaled $525 million, compared to $485 million in the prior year, reflecting a 9.2% increase in the dividend per share of common stock for Fiscal 2009. During Fiscal 2008, the Company terminated certain interest rate swaps that were previously designated as fair value hedges of fixed rate debt obligations. The notional amount of these contracts totaled $612 million. The Company received $104 million of cash from the termination of these contracts which is presented in the consolidated statements of cash flows within financing activities. The $104 million gain is being amortized to reduce interest expense over the remaining term of the corresponding debt obligations (average remaining life of 21 years).

On December 1, 2008, the Company was contractually required to remarket $800 million in dealer securities. At the time of the contractually required remarketing and for the majority of the fourth calendar quarter of 2008, the global capital markets were characterized by extreme volatility and illiquidity. These market conditions resulted in the Company having to reset the coupon on the remarketable securities at higher than anticipated levels. The total coupon of 15.59% represented an 11.5% yield to investors and 4.09% for the cost of the three-year remarketing option. The next remarketing is scheduled for December 1, 2011. If the securities are not remarketed, then the Company is required to repurchase all of the securities at 100% of the principal amount plus accrued interest. If the Company purchases or otherwise acquires the securities from the holders, the Company is required to pay to the holder of the remarketing option the option settlement amount. As of December 1, 2008, the date of the most recent remarketing, the fair value of the dealer's option to remarket the securities every three years through 2020 was estimated to be approximately $150 million. This value fluctuates based on market conditions. Also on December 1, 2008, the Company entered into a three year total rate of return swap with a notional amount of $175 million. The swap has not been designated as a hedge, but will have the economic impact of reducing a portion of the interest cost related to the remarketable securities. See Note No. 13 in Item 8, "Financial Statements and Supplementary Data" for additional information.

On May 28, 2009, the Company announced that its Board of Directors approved an increase in the quarterly dividend on common stock from 41.5 cents to 42.0 cents, an annual indicative rate of $1.68 per share for Fiscal 2010, effective with the July 2009 dividend payment. Fiscal 2010 dividend payments are expected to be approximately $535 million.

At April 29, 2009, the Company had total debt of $5.14 billion (including $251 million relating to the Statement of Financial Accounting Standards ("SFAS") No. 133 hedge accounting adjustments), cash and cash equivalents of $373 million and $193 million of restricted cash. Total debt balances have decreased slightly since prior year, primarily reflecting lower share repurchase activity.

Return on average shareholders' equity ("ROE") is calculated by taking net income divided by average shareholders' equity. Average shareholders' equity is a five-point quarterly average. ROE was 58.2% in Fiscal 2009, 44.0% in Fiscal 2008 and 37.4% in Fiscal 2007. The increase in ROE over the three years is largely due to higher net income and decreased average equity reflecting foreign currency translation adjustments, the adoption of SFAS No. 158 and share repurchases. ROE in

Fiscal 2009 was favorably impacted by 3.7% due to the $107 million gain on foreign currency forward contracts discussed earlier.

After-tax return on invested capital ("ROIC") is calculated by taking net income, plus net interest expense net of tax, divided by average invested capital. Average invested capital is a five-point quarterly average of debt plus total equity less cash and cash equivalents, short-term investments, restricted cash, and the SFAS No. 133 hedge accounting adjustments. ROIC was 18.4% in Fiscal 2009, 16.8% in Fiscal 2008 and 15.8% in Fiscal 2007. The increase in ROIC over the three years is largely due to higher net income and decreased average equity reflecting foreign currency translation adjustments, the adoption of SFAS No. 158, share repurchases and effective management of the asset base. ROIC in Fiscal 2009 was favorably impacted by 1.1% due to the $107 million gain on foreign currency forward contracts discussed earlier.

In April 2009, the Company and HFC replaced their existing $2.0 billion credit agreement with $1.8 billion of credit agreements, consisting of a $1.2 billion Three-Year Credit Agreement which expires in April 2012 and a $600 million 364-Day Credit Agreement. These agreements support the Company's commercial paper borrowings and $204.3 million of Australian denominated borrowings. As a result, the commercial paper and Australian denominated borrowings are classified as long-term debt based upon the Company's intent and ability to refinance these borrowings on a long-term basis. In connection with the credit agreements, the Company is required to pay commitment fees of approximately $8 million in Fiscal 2010 which will be reported as interest expense in the consolidated statements of income. The new credit agreements include a leverage ratio covenant in addition to customary covenants that are substantially similar to those in the former credit agreement. The Company was in compliance with all of its covenants as of April 29, 2009. In addition, the Company has $542.5 million of foreign lines of credit available at April 29, 2009.

Subsequent to fiscal year end, the Company entered into a three-year $175 million accounts receivable securitization program.

Global capital and credit markets, including the domestic commercial paper markets, experienced increased volatility late in calendar year 2008. Despite this situation, the Company has continued to have access to the commercial paper market. The Company will continue to monitor the credit markets to determine the appropriate mix of long-term debt and short-term debt going forward. The Company believes that its strong operating cash flow, existing cash balances, together with the credit facilities and other available capital market financing, will be adequate to meet the Company's cash requirements for operations, including capital spending, debt maturities, acquisitions, share repurchases and dividends to shareholders. While the Company is confident that its needs can be financed, there can be no assurance that continued or increased volatility and disruption in the global capital and credit markets will not impair its ability to access these markets on commercially acceptable terms.

As of April 29, 2009, the Company's long-term debt ratings at Moody's, Standard & Poor's and Fitch Rating have remained consistent at Baa2, BBB and BBB, respectively.

Contractual Obligations and Other Commitments

Contractual Obligations

The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations. In addition, the Company has purchase obligations for materials, supplies, services and property, plant and equipment as part of the ordinary conduct of business. A few of these obligations are long-term and are based on minimum purchase requirements. Certain purchase obligations contain variable pricing components, and, as a result, actual cash payments are expected to fluctuate based on changes in these variable components. Due to the proprietary nature of some of the Company's materials and processes, certain supply contracts contain penalty provisions for early terminations. The Company does not believe that a material amount of penalties is reasonably likely to be incurred under these contracts based upon historical experience and current expectations.

The following table represents the contractual obligations of the Company as of April 29, 2009.

	Fiscal Year				
	2010	2011-2012	2013-2014	2015 Forward	Total
	(Amounts in thousands)				
Long Term Debt(1)	$ 323,364	$2,844,553	$1,050,130	$2,650,236	$ 6,868,283
Capital Lease Obligations	13,488	62,079	8,938	22,353	106,858
Operating Leases	63,524	100,762	77,984	149,729	391,999
Purchase Obligations	1,358,311	597,115	39,710	22,724	2,017,860
Other Long Term Liabilities Recorded on the Balance Sheet	254,290	543,724	532,815	154,127	1,484,956
Total	$2,012,977	$4,148,233	$1,709,577	$2,999,169	$10,869,956

(1) Amounts include expected cash payments for interest on fixed rate long-term debt. Due to the uncertainty of forecasting expected variable rate interest payments, those amounts are not included in the table.

Other long-term liabilities primarily consist of certain specific incentive compensation arrangements and pension and postretirement benefit commitments. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: income taxes, minority interest and insurance accruals. The Company is unable to estimate the timing of the payments for these items.

At April 29, 2009, the total amount of gross unrecognized tax benefits for uncertain tax positions, including an accrual of related interest and penalties along with positions only impacting the timing of tax benefits, was approximately $106 million. The timing of payments will depend on the progress of examinations with tax authorities. The Company does not expect a significant tax payment related to these obligations within the next year. The Company is unable to make a reasonably reliable estimate of when cash settlements with taxing authorities may occur.

Off-Balance Sheet Arrangements and Other Commitments

The Company does not have guarantees or other off-balance sheet financing arrangements that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. In addition, the Company does not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

As of April 29, 2009, the Company was party to an operating lease for buildings and equipment in which the Company has guaranteed a supplemental payment obligation of approximately $52 million at the termination of the lease. The Company believes, based on current facts and circumstances, that any payment pursuant to this guarantee is remote. In May 2008, the construction of a new frozen food factory in South Carolina commenced. It is expected that this project will be completed in approximately 3 to 6 months at which time the Company plans to enter into an operating lease.

Market Risk Factors

The Company is exposed to market risks from adverse changes in foreign exchange rates, interest rates, commodity prices and production costs. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Foreign Exchange Rate Sensitivity: The Company's cash flow and earnings are subject to fluctuations due to exchange rate variation. Foreign currency risk exists by nature of the Company's global operations. The Company manufactures and sells its products on six continents around the world, and hence foreign currency risk is diversified.

The Company may attempt to limit its exposure to changing foreign exchange rates through both operational and financial market actions. These actions may include entering into forward contracts, option contracts, or cross currency swaps to hedge existing exposures, firm commitments and forecasted transactions. The instruments are used to reduce risk by essentially creating offsetting currency exposures.

The following table presents information related to foreign currency contracts held by the Company:

	Aggregate Notional Amount		*Net Unrealized Gains*	
	April 29, 2009	*April 30, 2008*	*April 29, 2009*	*April 30, 2008*
	(Dollars in millions)			
Purpose of Hedge:				
Intercompany cash flows	$ 683	$1,110	$16	$25
Forecasted purchases of raw materials and finished goods and foreign currency denominated obligations	468	541	20	6
Forecasted sales and foreign currency denominated assets	96	57	—	—
	$1,247	$1,708	$36	$31

As of April 29, 2009, the Company's foreign currency contracts mature within 5 years. Contracts that meet qualifying criteria are accounted for as either foreign currency cash flow hedges, fair value hedges or net investment hedges of foreign operations. Any gains and losses related to contracts that do not qualify for hedge accounting are recorded in current period earnings in other income and expense.

Substantially all of the Company's foreign business units' financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material. (See Note 13, "Derivative Financial Instruments and Hedging Activities" in Item 8—"Financial Statements and Supplementary Data.")

Interest Rate Sensitivity: The Company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities used to maintain liquidity and fund business operations. The nature and amount of the Company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. The Company's debt obligations totaled $5.14 billion (including $251 million relating to the SFAS No. 133 hedge accounting adjustments) and $5.18 billion (including $199 million relating to the SFAS No. 133 hedge accounting adjustments) at April 29, 2009 and April 30, 2008, respectively. The Company's debt obligations are summarized in Note 7, "Debt" in Item 8—"Financial Statements and Supplementary Data."

In order to manage interest rate exposure, the Company utilizes interest rate swaps to convert fixed-rate debt to floating. These derivatives are primarily accounted for as fair value hedges. Accordingly, changes in the fair value of these derivatives, along with changes in the fair value of the hedged debt obligations that are attributable to the hedged risk, are recognized in current period earnings. Based on the amount of fixed-rate debt converted to floating as of April 29, 2009, a variance of ⅛% in the related interest rate would cause annual interest expense related to this debt to change by approximately $2 million. The following table presents additional information related to interest rate contracts designated as fair value hedges by the Company:

	April 29, 2009	*April 30, 2008*
	(Dollars in millions)	
Pay floating swaps—notional amount	$1,516	$1,642
Net unrealized gains	$ 151	$ 95
Weighted average maturity (years)	4	4
Weighted average receive rate	6.31%	6.36%
Weighted average pay rate	3.67%	6.15%

The Company had interest rate contracts with a total notional amount of $177 million at April 30, 2008, that did not meet the criteria for hedge accounting but effectively mitigated interest rate exposures. These derivatives were accounted for on a full mark-to-market basis through earnings. Net unrealized gains related to these interest rate contracts were insignificant as of April 30, 2008. These contracts are no longer outstanding.

The Company entered into a total rate of return swap with an unaffiliated international financial institution during the third quarter of Fiscal 2009 with a notional amount of $175 million. This instrument is being used as an economic hedge to reduce a portion of the interest cost related to the Company's $800 million remarketable securities. The swap is being accounted for on a full mark-to-market basis through current earnings, with gains and losses recorded as a component of interest income. Net unrealized gains related to the swap totaled $20.2 million as of April 29, 2009. Future mark-to-market adjustments on the total rate of return swap will be primarily derived from changes in the fair value of the dealer remarketable securities which will reflect fluctuations in the credit market. This swap is scheduled to mature in three years, corresponding with the next scheduled remarketing of the Company's $800 million remarketable securities. In connection with this swap, the Company is required to maintain a restricted cash collateral balance of $192.7 million with the counterparty for the term of the swap. Pursuant to the terms of the swap, the counterparty has the option for early termination of the agreement upon the occurrence of specified events as defined in the agreement. In the event of early termination there would be a net settlement between the Company and the counterparty primarily based on the change in fair value of the remarketable securities subsequent to the most recent remarketing date which coincides with the date of the swap.

Effect of Hypothetical 10% Fluctuation in Market Prices: As of April 29, 2009, the potential gain or loss in the fair value of the Company's outstanding foreign currency contracts and interest rate contracts assuming a hypothetical 10% fluctuation in currency and swap rates would be approximately:

	Fair Value Effect
	(Dollars in millions)
Foreign currency contracts	$93
Interest rate swap contracts	$11
Total rate of return swap	$ 3

However, it should be noted that any change in the fair value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In relation to currency contracts, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies whenever other accounting pronouncements require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value to new accounting transactions. SFAS No. 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for non-financial assets and liabilities in fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 157 for its financial assets and liabilities on May 1, 2008. See Note No. 12 in Item 8—"Financial Statements and Supplementary Data" for additional information. The Company will adopt SFAS No. 157 for its non-financial assets and liabilities that are recognized at fair value on a non-recurring basis, including goodwill, other intangible assets, exit liabilities and purchase price allocations on April 30, 2009 (the first day of Fiscal 2010) and this adoption is not expected to have a material impact on the Company's financial statements.

On May 1, 2008, the Company adopted the measurement date provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." The measurement date provisions require plan assets and obligations to be measured as of the date of the year-end financial statements. The Company previously measured its foreign pension and other postretirement benefit obligations as of March 31 each year. The adoption of the measurement date provisions of SFAS No. 158 did not have a material effect on the Company's consolidated statement of income or consolidated balance sheet for the fiscal year ended April 29, 2009.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51." These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS Nos. 141(R) and 160 are required to be adopted simultaneously and are effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. SFAS No. 141(R) and its related standards will impact the accounting for any future business combinations completed after April 29, 2009. The nature and extent of the impact will depend upon the terms and conditions of any such transaction. SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of shareholders' equity. SFAS No. 160 requires retrospective adoption of the presentation and disclosures for existing minority interests. All other requirements of SFAS No. 160 will be applied prospectively. SFAS No. 160 is not expected to have a material impact on the Company's financial statements upon adoption. These standards will be adopted on April 30, 2009, the first day of Fiscal 2010.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." This new standard requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. As SFAS No. 161 only requires enhanced disclosures, it will have no impact on the Company's financial position, results of operations, or cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted SFAS No. 161 in the fourth quarter of Fiscal 2009. See Note No. 13 in Item 8—"Financial Statements and Supplementary Data" for additional information.

In June 2008, the FASB issued Financial Statement of Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. The Company has completed its evaluation of the impact of adopting FSP EITF 03-6-1 in Fiscal 2010. The adoption will have no impact on net income, but is expected to have a $0.01 unfavorable impact on both basic and diluted earnings per share in Fiscal 2010 and no material impact for Fiscal 2011 forward. The adoption is also expected to result in a $0.02 and $0.01 reduction in both basic and diluted earnings per share in Fiscal 2008 and 2009, respectively.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". This new standard requires enhanced disclosures about plan assets in an employer's defined benefit pension or other postretirement plan. Companies will be required to disclose information about how investment allocation decisions are made, the fair value of each major category of plan assets, the basis used to determine the overall expected long-term rate of return on assets assumption, a description of the inputs and valuation techniques used to develop fair value measurements of plan assets, and significant concentrations of credit risk. This statement is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of adopting FSP FAS 132(R)-1 in the fourth quarter of Fiscal 2010.

Discussion of Significant Accounting Estimates

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses its most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Marketing Costs—Trade promotions are an important component of the sales and marketing of the Company's products and are critical to the support of the business. Trade promotion costs include amounts paid to retailers to offer temporary price reductions for the sale of the Company's products to consumers, amounts paid to obtain favorable display positions in retailers' stores, and amounts paid to customers for shelf space in retail stores. Accruals for trade promotions are initially recorded at the time of sale of product to the customer based on an estimate of the expected levels of performance of the trade promotion, which is dependent upon factors such as historical trends with similar promotions, expectations regarding customer participation, and sales and payment trends with similar previously offered programs. Our original estimated costs of trade promotions may change in the future as a result of changes in customer participation, particularly for new programs and for programs related to the introduction of new products. We perform monthly and quarterly evaluations of our outstanding trade promotions, making adjustments where appropriate to reflect changes in estimates. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorization process for deductions taken by a customer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by the Company's customers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time and could have a significant impact on the Company's results of operations depending on how actual results of the programs compare to original estimates.

We offer coupons to consumers in the normal course of our business. Expenses associated with this activity, which we refer to as coupon redemption costs, are accrued in the period in which the coupons are offered. The initial estimates made for each coupon offering are based upon historical redemption experience rates for similar products or coupon amounts. We perform monthly and quarterly evaluations of outstanding coupon accruals that compare actual redemption rates to the original estimates. We review the assumptions used in the valuation of the estimates and determine an appropriate accrual amount. Adjustments to our initial accrual may be required if actual redemption rates vary from estimated redemption rates.

Investments and Long-lived Assets, including Property, Plant and Equipment—Investments and long-lived assets are recorded at their respective cost basis on the date of acquisition. Buildings, equipment and leasehold improvements are depreciated on a straight-line basis over the estimated useful life of such assets. The Company reviews investments and long-lived assets, including intangibles with finite useful lives, and property, plant and equipment, whenever circumstances change such that the indicated recorded value of an asset may not be recoverable or has suffered an other-than-temporary impairment. Factors that may affect recoverability include changes in planned use of equipment or software, the closing of facilities and changes in the underlying financial strength of investments. The estimate of current value requires significant management judgment and requires assumptions that can include: future volume trends and revenue and expense growth rates developed in connection with the Company's internal projections and annual operating plans, and in addition, external factors such as changes in macroeconomic trends which are developed in connection with the Company's long-term strategic planning. As each is management's best estimate on then available information, resulting estimates may differ from actual cash flows.

Goodwill and Indefinite-Lived Intangibles—Carrying values of goodwill and intangible assets with indefinite lives are reviewed for impairment at least annually, or when circumstances indicate that a possible impairment may exist. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired. All goodwill is assigned to reporting units, which are primarily one level below our operating segments. Goodwill is assigned to the reporting unit that benefits from the cash flows arising from each business combination. We perform our impairment tests of goodwill at the reporting unit level. The Company's measure of impairment for both goodwill and intangible assets with indefinite lives is based on a discounted cash flow model that requires significant judgment and requires assumptions about future volume trends and revenue and expense growth rates developed in connection with the Company's internal projections and annual operating plans, and in addition, external factors such as changes in macroeconomic trends and cost of capital developed in connection with the Company's long-term strategic planning. Inherent in estimating future performance, in particular assumptions regarding external factors such as capital markets, are uncertainties beyond the Company's control.

During the fourth quarter of Fiscal 2009, the Company completed its annual review of goodwill and indefinite-lived intangible assets. The key assumptions used to determine the fair value of each reporting unit were: (a) expected net cash flow of the reporting units; (b) terminal growth rates; and (c) discount rates. The discount rates were based on the Company's estimate of the after-tax weighted average cost of capital, adjusted for country-specific risks. No impairments were identified during the Company's annual assessment of goodwill and indefinite-lived intangible assets.

Retirement Benefits—The Company sponsors pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several actuarial and other factors that attempt to anticipate future events are used in calculating the expense and obligations related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, turnover rates and rate of future compensation increases as determined by the Company, within certain guidelines. In addition, the Company uses best estimate assumptions, provided by actuarial consultants, for withdrawal and mortality rates to estimate benefit expense. The financial and actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by the Company.

The Company recognized pension expense related to defined benefit programs of $6 million, $7 million, and $32 million for fiscal years 2009, 2008, and 2007, respectively, which reflected expected return on plan assets of $208 million, $227 million, and $199 million, respectively. The Company contributed $134 million to its pension plans in Fiscal 2009 compared to $58 million in Fiscal 2008 and $63 million in Fiscal 2007. Due to poor returns across global equity markets, the Company expects to increase contributions to its pension plans to approximately $250 million in Fiscal 2010.

One of the significant assumptions for pension plan accounting is the expected rate of return on pension plan assets. Over time, the expected rate of return on assets should approximate actual long-term returns. In developing the expected rate of return, the Company considers average real historic returns on asset classes, the investment mix of plan assets, investment manager performance and projected future returns of asset classes developed by respected advisors. When calculating the expected return on plan assets, the Company primarily uses a market-related-value of assets that spreads asset gains and losses (difference between actual return and expected return) uniformly over 3 years. The weighted average expected rate of return on plan assets used to calculate annual expense was 8.2% for the years ended April 29, 2009, April 30, 2008 and May 2, 2007. For purposes of calculating Fiscal 2010 expense, the weighted average rate of return will be approximately 8.1%.

Another significant assumption used to value benefit plans is the discount rate. The discount rate assumptions used to value pension and postretirement benefit obligations reflect the rates available on high quality fixed income investments available (in each country where the Company operates a benefit plan) as of the measurement date. The Company uses bond yields of appropriate duration for each country by matching it with the duration of plan liabilities. The weighted average discount rate used to measure the projected benefit obligation for the year ending April 29, 2009 increased to 6.5% from 6.1% as of April 30, 2008.

Deferred gains and losses result from actual experience different from expected financial and actuarial assumptions. The pension plans currently have a deferred loss amount of $1.10 billion at April 29, 2009. During 2009, the deferred loss amount was negatively impacted by actual asset returns being less than expected. Deferred gains and losses are amortized through the actuarial calculation into annual expense over the estimated average remaining service period of plan participants, which is currently 10 years.

The Company also provides certain postretirement health care benefits. The postretirement health care benefit expense and obligation are determined using the Company's assumptions regarding health care cost trend rates. The health care trend rates are developed based on historical cost data, the near-term outlook on health care trends and the likely long-term trends. The domestic postretirement health care benefit obligation at April 29, 2009 was determined using an average initial health care trend rate of 8.0% which gradually decreases to an average ultimate rate of 5.0% in 6 years. The foreign postretirement health care benefit obligation at April 29, 2009 was determined using an average initial health care trend rate of 6.3% which gradually decreases to an average ultimate rate of 4.3% in 6 years. A one percentage point increase in the assumed health care cost trend rate would increase the service and interest cost components of annual expense by $2 million and increase the benefit obligation by $16 million. A one percentage point decrease in the assumed health care cost trend rates would decrease the service and interest cost by $2 million and decrease the benefit obligation by $15 million.

Sensitivity of Assumptions

If we assumed a 100 basis point change in the following rates, the Company's Fiscal 2009 projected benefit obligation and expense would increase (decrease) by the following amounts (in millions):

	100 Basis Point	
	Increase	*Decrease*
Pension benefits		
Discount rate used in determining projected benefit obligation	$(245)	$287
Discount rate used in determining net pension expense	$ (26)	$ 32
Long-term rate of return on assets used in determining net pension expense	$ (25)	$ 25
Other benefits		
Discount rate used in determining projected benefit obligation	$ (18)	$ 20
Discount rate used in determining net benefit expense	$ —	$ 1

Income Taxes—The Company computes its annual tax rate based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it earns income. Significant judgment is required in determining the Company's annual tax rate and in evaluating uncertainty in its tax positions. The Company recognizes a benefit for tax positions that it believes will more likely than not be sustained upon examination. The amount of benefit recognized is the largest amount of benefit that the Company believes has more than a 50% probability of being realized upon settlement. The Company regularly monitors its tax positions and adjusts the amount of recognized tax benefit based on its evaluation of information that has become available since the end of its last financial reporting period. The annual tax rate includes the impact of these changes in recognized tax benefits. When adjusting the amount of recognized tax benefits the Company does not consider information that has become available after the balance sheet date, but does disclose the effects of new information whenever those effects would be material to the Company's financial statements. The difference between the amount of benefit taken or expected to be taken in a tax return and the amount of benefit recognized for financial reporting represents unrecognized tax benefits. These unrecognized tax benefits are presented in the balance sheet principally within accrued income taxes.

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, the Company considers future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Changes in recognized tax benefits and changes in valuation allowances could be material to the Company's results of operations for any period, but is not expected to be material to the Company's financial position.

Inflation and Input Costs

In general, the effects of cost inflation may be experienced by the Company in future periods. During Fiscal 2009, the Company experienced wide-spread inflationary increases in commodity input costs. While recently there has been a general decline in commodity inflation, some key input costs remain above historic levels. Price increases and continued productivity improvements are helping to offset these cost increases.

The Company operates in certain countries around the world, such as Venezuela, that have previously experienced hyperinflation. In hyperinflationary foreign countries, the Company attempts to mitigate the effects of inflation by increasing prices in line with inflation, where possible, and efficiently managing its working capital levels.

Stock Market Information

H. J. Heinz Company common stock is traded principally on The New York Stock Exchange under the symbol HNZ. The number of shareholders of record of the Company's common stock as of May 31, 2009 approximated 37,000. The closing price of the common stock on The New York Stock Exchange composite listing on April 29, 2009 was $33.99.

Stock price information for common stock by quarter follows:

	Stock Price Range	
	High	*Low*
2009		
First	$51.44	$46.35
Second	53.00	38.43
Third	45.83	34.52
Fourth	38.34	30.51
2008		
First	$48.50	$42.84
Second	47.18	41.82
Third	48.75	41.37
Fourth	48.25	41.60

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

This information is set forth in this report in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 25 through 27.

Item 8. Financial Statements and Supplementary Data.

TABLE OF CONTENTS

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;

(3) Provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(4) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year. PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the effectiveness of the Company's internal control over financial reporting as of April 29, 2009, as stated in their report which appears herein.

/s/ William R. Johnson
Chairman, President and
Chief Executive Officer

/s/ Arthur B. Winkleblack
Executive Vice President and
Chief Financial Officer

June 17, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
H. J. Heinz Company:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of H. J. Heinz Company and its subsidiaries at April 29, 2009 and April 30, 2008, and the results of their operations and their cash flows for each of the three years in the period ended April 29, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 29, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective May 4, 2006 and as discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans effective May 2, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 17, 2009

H. J. Heinz Company and Subsidiaries

Consolidated Statements of Income

	Fiscal Year Ended		
	April 29, 2009 (52 Weeks)	*April 30, 2008 (52 Weeks)*	*May 2, 2007 (52 Weeks)*
	(In thousands, except per share amounts)		
Sales	$10,148,082	$10,070,778	$9,001,630
Cost of products sold	6,564,447	6,390,086	5,608,730
Gross profit	3,583,635	3,680,692	3,392,900
Selling, general and administrative expenses	2,089,983	2,111,725	1,946,185
Operating income	1,493,652	1,568,967	1,446,715
Interest income	64,150	41,519	41,869
Interest expense	339,635	364,856	333,270
Other income/(expense), net	78,033	(27,836)	(30,915)
Income from continuing operations before income taxes	1,296,200	1,217,794	1,124,399
Provision for income taxes	373,128	372,869	332,797
Income from continuing operations	923,072	844,925	791,602
Loss from discontinued operations, net of tax	—	—	(5,856)
Net income	$ 923,072	$ 844,925	$ 785,746
Income/(Loss) Per Common Share:			
Diluted			
Continuing operations	$ 2.90	$ 2.63	$ 2.38
Discontinued operations	—	—	(0.02)
Net Income	$ 2.90	$ 2.63	$ 2.36
Average common shares outstanding—Diluted	318,063	321,717	332,468
Basic			
Continuing operations	$ 2.94	$ 2.67	$ 2.41
Discontinued operations	—	—	(0.02)
Net Income	$ 2.94	$ 2.67	$ 2.39
Average common shares outstanding—Basic	313,747	317,019	328,625
Cash dividends per share	$ 1.66	$ 1.52	$ 1.40

See Notes to Consolidated Financial Statements

H. J. Heinz Company and Subsidiaries

Consolidated Balance Sheets

	April 29, 2009	April 30, 2008
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 373,145	$ 617,687
Receivables (net of allowances: 2009—$11,395 and 2008—$15,687)	1,171,797	1,161,481
Inventories:		
Finished goods and work-in-process	973,983	1,100,735
Packaging material and ingredients	263,630	277,481
Total inventories	1,237,613	1,378,216
Prepaid expenses	125,765	139,492
Other current assets	36,701	28,690
Total current assets	2,945,021	3,325,566
Property, plant and equipment:		
Land	76,193	56,007
Buildings and leasehold improvements	775,217	842,198
Equipment, furniture and other	3,258,152	3,502,071
	4,109,562	4,400,276
Less accumulated depreciation	2,131,260	2,295,563
Total property, plant and equipment, net	1,978,302	2,104,713
Other non-current assets:		
Goodwill	2,687,788	2,997,462
Trademarks, net	889,815	957,111
Other intangibles, net	405,351	456,948
Restricted cash	192,736	—
Other non-current assets	565,171	723,243
Total other non-current assets	4,740,861	5,134,764
Total assets	$9,664,184	$10,565,043

See Notes to Consolidated Financial Statements

H. J. Heinz Company and Subsidiaries

Consolidated Balance Sheets

	April 29, 2009	April 30, 2008
	(In thousands)	
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 61,297	$ 124,290
Portion of long-term debt due within one year	4,341	328,418
Accounts payable	1,113,307	1,247,479
Salaries and wages	91,283	92,553
Accrued marketing	233,316	298,342
Other accrued liabilities	485,406	487,656
Income taxes	73,896	91,322
Total current liabilities	2,062,846	2,670,060
Long-term debt and other liabilities:		
Long-term debt	5,076,186	4,730,946
Deferred income taxes	345,749	409,186
Non-pension post-retirement benefits	214,786	257,051
Minority interest	59,167	65,727
Other liabilities	685,512	544,253
Total long-term debt and other liabilities	6,381,400	6,007,163
Shareholders' equity:		
Capital stock:		
Third cumulative preferred, $1.70 first series, $10 par value*	70	72
Common stock, 431,096 shares issued, $0.25 par value	107,774	107,774
	107,844	107,846
Additional capital	737,917	617,811
Retained earnings	6,525,719	6,129,008
	7,371,480	6,854,665
Less:		
Treasury shares, at cost (116,237 shares at April 29, 2009 and 119,628 shares at April 30, 2008)	4,881,842	4,905,755
Accumulated other comprehensive loss	1,269,700	61,090
Total shareholders' equity	1,219,938	1,887,820
Total liabilities and shareholders' equity	$9,664,184	$10,565,043

* The preferred stock outstanding is convertible at a rate of one share of preferred stock into 15 shares of common stock. The Company can redeem the stock at $28.50 per share. As of April 29, 2009, there were authorized, but unissued, 2,200 shares of third cumulative preferred stock for which the series had not been designated.

See Notes to Consolidated Financial Statements

H. J. Heinz Company and Subsidiaries

Consolidated Statements of Shareholders' Equity

	April 29, 2009		*April 30, 2008*		*May 2, 2007*	
	Shares	*Dollars*	*Shares*	*Dollars*	*Shares*	*Dollars*
	(Amounts in thousands, expect per share amounts)					
PREFERRED STOCK						
Balance at beginning of year	7	$ 72	8	$ 77	8	$ 82
Conversion of preferred into common stock	—	(2)	(1)	(5)	—	(5)
Balance at end of year	7	70	7	72	8	77
Authorized shares- April 29, 2009	7					
COMMON STOCK						
Balance at beginning of year	431,096	107,774	431,096	107,774	431,096	107,774
Balance at end of year	431,096	107,774	431,096	107,774	431,096	107,774
Authorized shares- April 29, 2009	600,000					
ADDITIONAL CAPITAL						
Balance at beginning of year		617,811		580,606		502,235
Conversion of preferred into common stock		(95)		(219)		(191)
Stock options exercised, net of shares tendered for payment		98,736(4)		20,920(4)		79,735(4)
Stock option expense		9,405		8,919		11,987
Restricted stock unit activity		(538)		4,961		16,000
Transfer of unearned compensation balance per SFAS No. 123R		—		—		(32,773)
Initial adoption of FIN 48		—		(1,719)		—
Tax settlement(1)		8,537		—		—
Other, net(2)		4,061		4,343		3,613
Balance at end of year		737,917		617,811		580,606
RETAINED EARNINGS						
Balance at beginning of year		6,129,008		5,778,617		5,454,108
Net income		923,072		844,925		785,746
Cash dividends:						
Preferred (per share $1.70 per share in 2009, 2008, and 2007)		(12)		(12)		(13)
Common (per share $1.66, $1.52, and $1.40 in 2009, 2008, and 2007, respectively)		(525,281)		(485,234)		(461,224)
Initial adoption of FIN 48		—		(9,288)		—
Other(3)		(1,068)		—		—
Balance at end of year		6,525,719		6,129,008		5,778,617
TREASURY STOCK						
Balance at beginning of year	(119,628)	(4,905,755)	(109,317)	(4,406,126)	(100,339)	(3,852,220)
Shares reacquired	(3,650)	(181,431)	(13,054)	(580,707)	(16,651)	(760,686)
Conversion of preferred into common stock	3	97	8	224	7	195
Stock options exercised, net of shares tendered for payment	6,179	178,559	2,116	62,486	7,265	195,117
Restricted stock unit activity	485	15,026	289	8,591	96	2,438
Other, net(2)	374	11,662	330	9,777	305	9,030
Balance at end of year	(116,237)	(4,881,842)	(119,628)	(4,905,755)	(109,317)	(4,406,126)
UNEARNED COMPENSATION						
Balance at beginning of year		—		—		(32,773)
Transfer of balance to additional capital per SFAS No. 123R		—		—		32,773
Balance at end of year		—		—		—
OTHER COMPREHENSIVE (LOSS)/INCOME						
Balance at beginning of year		(61,090)		(219,265)		(130,383)
Net pension and post-retirement benefit losses (net of $138,862 and $75,407 tax benefit in 2009 and 2008, respectively)		(301,347)		(155,989)		—
Reclassification of net pension and post-retirement benefit losses to net income (net of $12,273 and $14,159 tax benefit in 2009 and 2008, respectively)		24,744		27,787		—
Minimum pension liability (net of $4,167 tax expense in 2007)		—		—		8,041
Unrealized translation adjustments (net of $14,004 tax benefit, $25,823 tax expense, and $29,635 tax benefit in 2009, 2008 and 2007, respectively)		(944,439)		281,090		293,673
Net change in fair value of cash flow hedges (net of $9,413 tax expense, $7,527 tax expense and $4,423 tax benefit in 2009, 2008 and 2007, respectively)		33,204		16,273		(3,401)
Net hedging (gains)/losses reclassified into earnings (net of $5,486 tax expense, $7,287 tax expense, and $6,163 tax benefit in 2009, 2008, and 2007, respectively)		(20,772)		(10,986)		11,239
Net other comprehensive (loss) /income adjustments		(1,208,610)		158,175		309,552
Adoption of SFAS No. 158, net of $182,530 tax benefit		—		—		(398,434)
Balance at end of year		(1,269,700)(5)		(61,090)		(219,265)
TOTAL SHAREHOLDERS' EQUITY		$ 1,219,938		$ 1,887,820		$ 1,841,683
COMPREHENSIVE INCOME						
Net income		$ 923,072		$ 844,925		$ 785,746
Net other comprehensive (loss)/ income adjustments		(1,208,610)		158,175		309,552
TOTAL COMPREHENSIVE (LOSS)/INCOME		$ (285,538)		$ 1,003,100		$ 1,095,298

(1) See Note No. 6 for further details.

(2) Includes activity of the Global Stock Purchase Plan.

(3) Includes adoption of the measurement date provisions of SFAS No. 158 and unpaid dividend equivalents on restricted stock units.

(4) Includes income tax benefit resulting from exercised stock options.

(5) Comprised of unrealized translation adjustment of $(415,211), pension and post-retirement benefits net prior service cost of $(14,075) and net losses of $(861,347), and deferred net gains on derivative financial instruments of $20,933.

See Notes to Consolidated Financial Statements

H. J. Heinz Company and Subsidiaries

Consolidated Statements of Cash Flows

	Fiscal Year Ended		
	April 29, 2009 (52 Weeks)	*April 30, 2008 (52 Weeks)*	*May 2, 2007 (52 Weeks)*
	(Dollars in thousands)		
Operating activities:			
Net income	$ 923,072	$ 844,925	$ 785,746
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	241,294	250,826	233,374
Amortization	40,081	38,071	32,823
Deferred tax provision	108,950	18,543	52,244
Net gains on disposals	(6,445)	(15,706)	(1,391)
Pension contributions	(133,714)	(58,061)	(62,505)
Other items, net	(70,140)	80,404	73,571
Changes in current assets and liabilities, excluding effects of acquisitions and divestitures:			
Receivables	(10,866)	(55,832)	10,987
Inventories	50,731	(133,600)	(82,534)
Prepaid expenses and other current assets	996	5,748	14,208
Accounts payable	(62,934)	89,160	56,524
Accrued liabilities	24,641	28,259	(4,489)
Income taxes	61,216	95,566	(46,270)
Cash provided by operating activities	1,166,882	1,188,303	1,062,288
Investing activities:			
Capital expenditures	(292,121)	(301,588)	(244,562)
Proceeds from disposals of property, plant and equipment	5,407	8,531	60,661
Acquisitions, net of cash acquired	(293,898)	(151,604)	(88,996)
Net proceeds/(payments) related to divestitures	13,351	63,481	(4,144)
Change in restricted cash	(192,736)	—	—
Termination of net investment hedges	—	(93,153)	—
Other items, net	(1,197)	(79,894)	(49,203)
Cash used for investing activities	(761,194)	(554,227)	(326,244)
Financing activities:			
Payments on long-term debt	(427,417)	(368,214)	(52,069)
Proceeds from long-term debt	853,051	—	—
Net (payments on)/proceeds from commercial paper and short-term debt	(483,666)	483,730	384,055
Dividends	(525,293)	(485,246)	(461,237)
Purchases of treasury stock	(181,431)	(580,707)	(760,686)
Exercise of stock options	264,898	78,596	259,816
Termination of interest rate swaps	—	103,522	—
Other items, net	(16,478)	10,224	9,212
Cash used for financing activities	(516,336)	(758,095)	(620,909)
Cash provided by operating activities of discontinued operations spun-off to Del Monte	—	—	33,511
Effect of exchange rate changes on cash and cash equivalents	(133,894)	88,810	58,823
Net (decrease)/increase in cash and cash equivalents	(244,542)	(35,209)	207,469
Cash and cash equivalents at beginning of year	617,687	652,896	445,427
Cash and cash equivalents at end of year	$ 373,145	$ 617,687	$ 652,896

See Notes to Consolidated Financial Statements

H. J. Heinz Company and Subsidiaries

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Fiscal Year:

H. J. Heinz Company (the "Company") operates on a 52-week or 53-week fiscal year ending the Wednesday nearest April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended April 29, 2009, April 30, 2008, and May 2, 2007.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and entities in which the Company maintains a controlling financial interest. Control is generally determined based on the majority ownership of an entity's voting interests. In certain situations, control is based on participation in the majority of an entity's economic risks and rewards. Investments in certain companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are accounted for as equity method investments. All intercompany accounts and transactions are eliminated.

Use of Estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies:

For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive income/(loss) within shareholders' equity. Gains and losses from foreign currency transactions are included in net income for the period.

Cash Equivalents:

Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

Property, Plant and Equipment:

Land, buildings and equipment are recorded at cost. For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets, which generally have the following ranges: buildings—40 years or less, machinery and equipment—15 years or less, computer software—3 to 7 years, and leasehold improvements—over the life of the lease, not to exceed 15 years. Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When property is retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income. The Company reviews property, plant and equipment, whenever circumstances change such that the indicated recorded value of an asset may not be recoverable or has suffered an other-than-temporary impairment. Factors that may affect recoverability include changes in planned use of equipment or software, and the closing of facilities. The Company's impairment review is based on an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the future undiscounted cash flows. When an impairment is indicated, the asset is written down to its fair value.

Goodwill and Intangibles:

Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated periods benefited, and are reviewed when appropriate for possible impairment, similar to property, plant and equipment. Goodwill and intangible assets with indefinite useful lives are not amortized. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment, or when circumstances indicate that a possible impairment may exist. The annual impairment tests are performed as of the last day of the third quarter of each fiscal year. All goodwill is assigned to reporting units, which are primarily one level below our operating segments. We perform our impairment tests of goodwill at the reporting unit level. The Company's measure of impairment for both goodwill and intangible assets with indefinite lives is based on a discounted cash flow model that requires significant judgment and requires assumptions about future volume trends and revenue and expense growth rates, and in addition, external factors such as changes in macroeconomic trends and cost of capital.

Revenue Recognition:

The Company recognizes revenue when title, ownership and risk of loss pass to the customer. This generally occurs upon delivery of the product to the customer. Customers generally do not have the right to return products unless damaged or defective. Revenue is recorded, net of sales incentives, and includes shipping and handling charges billed to customers. Shipping and handling costs are primarily classified as part of selling, general and administrative expenses.

Marketing Costs:

The Company promotes its products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are primarily recorded as a reduction of revenue or as a component of cost of products sold based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. Accruals for trade promotions are initially recorded at the time of sale of product to the customer based on an estimate of the expected levels of performance of the trade promotion, which is dependent upon factors such as historical trends with similar promotions, expectations regarding customer participation, and sales and payment trends with similar previously offered programs. We perform monthly and quarterly evaluations of our outstanding trade promotions, making adjustments where appropriate to reflect changes in estimates. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorization process for deductions taken by a customer from amounts otherwise due to the Company. Expenses associated with coupons, which we refer to as coupon redemption costs, are accrued in the period in which the coupons are offered. The initial estimates made for each coupon offering are based upon historical redemption experience rates for similar products or coupon amounts. We perform monthly and quarterly evaluations of outstanding coupon accruals that compare actual redemption rates to the original estimates. For interim reporting purposes, advertising, consumer incentive and product placement expenses are charged to operations as a percentage of volume, based on estimated volume and related expense for the full year.

Income Taxes:

Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. When assessing the need for valuation allowances, the Company considers future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable.

Stock-Based Employee Compensation Plans:

The Company recognizes the cost of all stock-based awards to employees, including grants of employee stock options, on a straight-line basis over their respective requisite service periods (generally equal to an award's vesting period). A stock-based award is considered vested for expense attribution purposes when the employee's retention of the award is no longer contingent on providing subsequent service. Accordingly, the Company recognizes compensation cost immediately for awards granted to retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period. The vesting approach used does not affect the overall amount of compensation expense recognized, but could accelerate the recognition of expense. The Company follows its previous vesting approach for the remaining portion of those outstanding awards that were unvested and granted prior to May 4, 2006, and accordingly, will recognize expense from the grant date to the earlier of the actual date of retirement or the vesting date. Judgment is required in estimating the amount of stock-based awards expected to be forfeited prior to vesting. If actual forfeitures differ significantly from these estimates, stock-based compensation expense could be materially impacted.

Compensation cost related to all stock-based awards is determined using the grant date fair value. Determining the fair value of employee stock options at the grant date requires judgment in estimating the expected term that the stock options will be outstanding prior to exercise as well as the volatility and dividends over the expected term. Compensation cost for restricted stock units is determined as the fair value of the Company's stock at the grant date. The Company applies the modified-prospective transition method for stock options granted on or prior to, but not vested as of, May 3, 2006. Compensation cost related to these stock options is determined using the grant date fair value originally estimated and disclosed in a pro-forma manner in prior period financial statements in accordance with the original provisions of Statement of Financial Accounting Standards ("SFAS") No. 123.

All stock-based compensation expense is recognized as a component of general and administrative expenses in the Consolidated Statements of Income.

Financial Instruments:

The Company's financial instruments consist primarily of cash and cash equivalents, receivables, accounts payable, short-term and long-term debt, swaps, forward contracts, and option contracts. The carrying values for the Company's financial instruments approximate fair value. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

The Company uses derivative financial instruments for the purpose of hedging currency, debt and interest rate exposures, which exist as part of ongoing business operations. The Company carries derivative instruments on the balance sheet at fair value, determined using observable market data. Derivatives with scheduled maturities of less than one year are included in receivables or accounts payable, based on the instrument's fair value. Derivatives with scheduled maturities beyond one year are classified between current and long-term based on the timing of anticipated future cash flows. The current portion of these instruments is included in receivables or accounts payable and the long-term portion is presented as a component of other non-current assets or other liabilities, based on the instrument's fair value.

The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. Gains and losses on fair value hedges are recognized in current period earnings in the same line item as the underlying hedged item. The effective portion of gains and losses on cash flow hedges are deferred as a component of accumulated other comprehensive loss and are recognized in earnings at the time the hedged item affects earnings, in the same line item as the underlying hedged item. Hedge ineffectiveness related to cash flow hedges is reported in current period earnings within other income and expense. The income statement classification of gains and losses related to derivative contracts that do not qualify for hedge accounting is determined based on the underlying intent of the contracts. Cash flows related to the settlement of derivative instruments designated as net investment hedges of foreign operations are classified in the consolidated statements of cash flows within investing activities. Cash flows related to the termination of derivative instruments designated as fair value hedges of fixed rate debt obligations are classified in the consolidated statements of cash flows within financing activities. All other cash flows related to derivative instruments are generally classified in the consolidated statements of cash flows within operating activities.

2. Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies whenever other accounting pronouncements require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value to new accounting transactions. SFAS No. 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for non-financial assets and liabilities in fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 157 for its financial assets and liabilities on May 1, 2008. See Note No. 12 for additional information. The Company will adopt SFAS No. 157 for its non-financial assets and liabilities that are recognized at fair value on a non-recurring basis, including goodwill, other intangible assets, exit liabilities and purchase price allocations on April 30, 2009 (the first day of Fiscal 2010) and this adoption is not expected to have a material impact on the Company's financial statements.

On May 1, 2008, the Company adopted the measurement date provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." The measurement date provisions require plan assets and obligations to be measured as of the date of the year-end financial statements. The Company previously measured its foreign pension and other postretirement benefit obligations as of March 31 each year. The adoption of the measurement date provisions of SFAS No. 158 did not have a material effect on the Company's consolidated statement of income or consolidated balance sheet for the fiscal year ended April 29, 2009.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51." These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS Nos. 141(R) and 160 are required to be adopted simultaneously and are effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. SFAS No. 141(R) and its related standards will impact the accounting for any future business combinations completed after April 29, 2009. The nature and extent of the impact will depend upon the terms and conditions of any such transaction. SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of shareholders' equity. SFAS No. 160 requires retrospective adoption of the presentation and disclosures for existing minority interests. All other requirements of SFAS No. 160 will be applied prospectively. SFAS No. 160 is not expected to have a material impact on the Company's financial statements upon adoption. These standards will be adopted on April 30, 2009, the first day of Fiscal 2010.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." This new standard requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. As SFAS No. 161 only requires enhanced disclosures, it will have no impact on the Company's financial position, results of operations, or cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted SFAS No. 161 in the fourth quarter of Fiscal 2009. See Note No. 13 for additional information.

In June 2008, the FASB issued Financial Statement of Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. The Company has completed its evaluation of the impact of adopting FSP EITF 03-6-1 in Fiscal 2010. The adoption will have no impact on net income, but is expected to result in a $0.02 and $0.01 reduction in both basic and diluted earnings per share in Fiscal 2008 and 2009, respectively.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". This new standard requires enhanced disclosures about plan assets in an employer's defined benefit pension or other postretirement plan. Companies will be required to disclose information about how investment allocation decisions are made, the fair value of each major category of plan assets, the basis used to determine the overall expected long-term rate of return on assets assumption, a description of the inputs and valuation techniques used to develop fair value measurements of plan assets, and significant concentrations of credit risk. This statement is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of adopting FSP FAS 132(R) -1 in the fourth quarter of Fiscal 2010.

3. Discontinued Operations

In the fourth quarter of Fiscal 2006, the Company completed its sale of the European seafood and *Tegel®* poultry businesses. The Company recorded a $3.3 million ($5.9 million after-tax) loss from discontinued operations related to these businesses for the year ended May 2, 2007, primarily resulting from purchase price adjustments pursuant to the transaction agreements.

4. Acquisitions

During the second quarter of Fiscal 2009, the Company acquired Bénédicta, a sauce business in France for approximately $116 million. During the third quarter of Fiscal 2009, the Company acquired Golden Circle Limited, a fruit and juice business in Australia for approximately $211 million, including the assumption of $68 million of debt that was immediately refinanced by the Company. Additionally, the Company acquired La Bonne Cuisine, a chilled dip business in New Zealand for approximately $28 million in the third quarter of Fiscal 2009. During the fourth quarter of Fiscal 2009, the Company acquired Papillon, a South African producer of chilled products for approximately $6 million. The Company also made payments during Fiscal 2009 related to acquisitions completed in prior fiscal years, none of which were significant.

During the first quarter of Fiscal 2008, the Company acquired the license to the *Cottee's®* and *Rose's®* premium branded jams, jellies and toppings business in Australia and New Zealand for approximately $58 million. During the second quarter of Fiscal 2008, the Company acquired the remaining interest in its Shanghai LongFong Foods business for approximately $18 million in cash as well as deferred consideration which is scheduled to be paid in Fiscal 2010. The final consideration amount will be determined based on the financial performance of the business. During the fourth quarter of Fiscal 2008, the Company acquired the *Wyko®* sauce business in the Netherlands for approximately $66 million. The Company also made payments during Fiscal 2008 related to acquisitions completed in prior fiscal years, none of which were significant.

During Fiscal 2007, the Company acquired Renée's Gourmet Foods, a Canadian manufacturer of premium chilled salad dressings, sauces, dips, marinades and mayonnaise, for approximately $68 million. In addition, during Fiscal 2007, the Company acquired the remaining interest in its Petrosoyuz joint venture for approximately $15 million. The Company also made payments during Fiscal 2007 related to acquisitions completed in prior fiscal years, none of which were significant.

All of the above-mentioned acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition date. Operating results of the businesses acquired have been included in the consolidated statements of income from the respective acquisition dates forward. Pro forma results of the Company, assuming all of the acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported. There are no significant contingent payments, options or commitments associated with any of the acquisitions, except as disclosed above.

5. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the fiscal year ended April 29, 2009, by reportable segment, are as follows:

	North American Consumer Products	*Europe*	*Asia/ Pacific*	*U.S. Foodservice*	*Rest of World*	*Total*
			(Thousands of dollars)			
Balance at April 30, 2008	$1,096,288	$1,340,928	$282,419	$262,823	$15,004	$2,997,462
Acquisitions	—	36,983	18,238	—	394	55,615
Purchase accounting adjustments	—	(868)	(1,574)	—	—	(2,442)
Disposals	—	—	—	(2,300)	—	(2,300)
Translation adjustments	(21,447)	(286,045)	(50,861)	—	(2,194)	(360,547)
Balance at April 29, 2009	$1,074,841	$1,090,998	$248,222	$260,523	$13,204	$2,687,788

The Company finalized the purchase price allocations for the Wyko acquisition during the second quarter of Fiscal 2009 and the Bénédicta and La Bonne Cuisine acquisitions during the fourth quarter of Fiscal 2009 resulting in adjustments between goodwill, trademarks, other intangible assets and deferred taxes. The Company also recorded a preliminary purchase price allocation related to the Golden Circle acquisition, which is expected to be finalized upon completion of valuation procedures.

Trademarks and other intangible assets at April 29, 2009 and April 30, 2008, subject to amortization expense, are as follows:

	April 29, 2009			*April 30, 2008*		
	Gross	*Accum Amort*	*Net*	*Gross*	*Accum Amort*	*Net*
			(Thousands of dollars)			
Trademarks	$272,710	$ (71,138)	$201,572	$200,966	$ (69,104)	$131,862
Licenses	208,186	(146,789)	61,397	208,186	(141,070)	67,116
Recipes/processes	72,988	(22,231)	50,757	71,495	(19,306)	52,189
Customer related assets	179,657	(38,702)	140,955	183,204	(31,418)	151,786
Other	68,128	(55,091)	13,037	73,848	(59,639)	14,209
	$801,669	$(333,951)	$467,718	$737,699	$(320,537)	$417,162

Amortization expense for trademarks and other intangible assets was $30.3 million, $27.7 million and $25.7 million for the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007, respectively. The finalization of the purchase price allocation for the HP Foods acquisition resulted in a $5.3 million adjustment to amortization expense during the second quarter of Fiscal 2007. Based upon the amortizable intangible assets recorded on the balance sheet as of April 29, 2009, amortization expense for each of the next five fiscal years is estimated to be approximately $30 million.

Intangible assets not subject to amortization at April 29, 2009 totaled $827.4 million and consisted of $688.2 million of trademarks, $111.6 million of recipes/processes, and $27.6 million of licenses. Intangible assets not subject to amortization at April 30, 2008 totaled $996.9 million and consisted of $825.2 million of trademarks, $135.3 million of recipes/processes, and $36.4 million of licenses.

6. Income Taxes

The following table summarizes the provision/(benefit) for U.S. federal, state and foreign taxes on income from continuing operations.

	2009	2008	2007
	(Dollars in thousands)		
Current:			
U.S. federal	$ 72,336	$ 80,638	$ 89,020
State	1,699	15,323	9,878
Foreign	190,143	258,365	181,655
	264,178	354,326	280,553
Deferred:			
U.S. federal	74,554	14,975	104,113
State	8,383	2,381	5,444
Foreign	26,013	1,187	(57,313)
	108,950	18,543	52,244
Provision for income taxes	$373,128	$372,869	$332,797

Tax benefits related to stock options and other equity instruments recorded directly to additional capital totaled $17.6 million in Fiscal 2009, $6.2 million in Fiscal 2008 and $15.5 million in Fiscal 2007.

The components of income from continuing operations before income taxes consist of the following:

	2009	2008	2007
	(Dollars in thousands)		
Domestic	$ 527,680	$ 268,450	$ 293,580
Foreign	768,520	949,344	830,819
From continuing operations	$1,296,200	$1,217,794	$1,124,399

The differences between the U.S. federal statutory tax rate and the Company's consolidated effective tax rate on continuing operations are as follows:

	2009	2008	2007
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Tax on income of foreign subsidiaries	(3.2)	(4.5)	(5.4)
State income taxes (net of federal benefit)	0.7	0.7	1.0
Earnings repatriation	0.4	3.3	9.6
Reduction of tax reserves for statute of limitations expiration	(0.7)	(0.1)	(5.9)
Tax rate difference on intercompany loans	(2.1)	(1.0)	(0.8)
Effects of revaluation of tax basis of foreign assets	(0.7)	(2.4)	(4.6)
Other	(0.6)	(0.4)	0.7
Effective tax rate	28.8%	30.6%	29.6%

The decrease in the effective tax rate in Fiscal 2009 is primarily the result of reduced repatriation costs partially offset by decreased benefits from the revaluation of tax basis of foreign assets. The increase in the effective tax rate in Fiscal 2008 is primarily the result of benefits recognized in Fiscal 2007 for reversal of a foreign tax reserve, tax planning completed in a foreign jurisdiction, and research and development ("R&D") tax credits. Those Fiscal 2007 benefits were partially offset by lower repatriation costs and increased benefits from tax audit settlements occurring during Fiscal 2008, along with changes in valuation allowances for foreign losses. The effective tax rate in Fiscal 2007 benefited from tax planning in a foreign jurisdiction and a reduction in foreign tax reserves, partially offset by increased costs of repatriation.

The following table and note summarize deferred tax (assets) and deferred tax liabilities as of April 29, 2009 and April 30, 2008.

	2009	2008
	(Dollars in thousands)	
Depreciation/amortization	$ 643,538	$ 689,112
Benefit plans	1,854	33,719
Deferred income	84,939	30,145
Other	90,640	56,160
Deferred tax liabilities	820,971	809,136
Operating loss carryforwards	(87,923)	(40,852)
Benefit plans	(295,254)	(248,808)
Depreciation/amortization	(53,461)	(69,909)
Tax credit carryforwards	(34,721)	(12,998)
Deferred income	(44,308)	(39,942)
Other	(91,851)	(96,618)
Deferred tax assets	(607,518)	(509,127)
Valuation allowance	59,072	52,008
Net deferred tax liabilities	$ 272,525	$ 352,017

The Company also has foreign deferred tax assets and valuation allowances of $107.2 million, each related to statutory increases in the capital tax bases of certain internally generated intangible assets for which the probability of realization is remote.

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, the Company considers future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The resolution of tax reserves and changes in valuation allowances could be material to the Company's results of operations for any period, but is not expected to be material to the Company's financial position.

The net change in the Fiscal 2009 valuation allowance shown above is an increase of $7.1 million. The increase was primarily due to the recording of additional valuation allowance for foreign loss carryforwards and state deferred tax assets that are not expected to be utilized prior to their expiration date. The net change in the Fiscal 2008 valuation allowance was an increase of $7.0 million. The increase was primarily due to the recording of additional valuation allowance for state deferred tax assets that were not expected to be utilized prior to their expiration date. The net change in the Fiscal 2007 valuation allowance was an increase of $14.0 million. The increase was primarily due to the recording of additional valuation allowance for state and foreign loss carryforwards that were not expected to be utilized prior to their expiration date.

At the end of Fiscal 2009, foreign operating loss carryforwards totaled $285.8 million. Of that amount, $145.7 million expire between 2010 and 2019; the other $140.1 million do not expire. Deferred tax assets of $31.3 million have been recorded for foreign tax credit carryforwards. These credit carryforwards expire between 2015 and 2019. Deferred tax assets of $9.9 million have been recorded for state operating loss carryforwards. These losses expire between 2010 and 2029.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on May 3, 2007. As a result of adoption, the Company recognized a $9.3 million decrease to retained earnings and a $1.7 million decrease to additional capital from the cumulative effect of adoption.

Changes in the total amount of gross unrecognized tax benefits are as follows:

	2009	*2008*
	(Dollars in millions)	
Balance at the beginning of the fiscal year	$129.1	$183.7
Increases for tax positions of prior years	11.3	10.6
Decreases for tax positions of prior years	(59.5)	(31.0)
Increases based on tax positions related to the current year	15.0	9.9
Decreases due to settlements with taxing authorities	(0.8)	(41.0)
Decreases due to lapse of statute of limitations	(8.5)	(3.1)
Balance at the end of the fiscal year	$ 86.6	$129.1

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $51.9 million and $55.7 million, on April 29, 2009 and April 30, 2008, respectively.

The Company classifies interest and penalties on tax uncertainties as a component of the provision for income taxes. For Fiscal 2009, the total amount of gross interest and penalty expense included in the provision for income taxes was $2.8 million and $0.4 million, respectively. For Fiscal 2008, the total amount of gross interest and penalty expense included in the provision for income taxes was $10.7 million and $0.6 million, respectively. The total amount of interest and penalties accrued as of April 29, 2009 was $22.5 million and $2.2 million, respectively. The corresponding amounts of accrued interest and penalties at April 30, 2008 were $57.2 million and $2.8 million, respectively.

It is reasonably possible that the amount of unrecognized tax benefits will decrease by as much as $39.3 million in the next 12 months primarily due to the progression of federal, state, and foreign audits in process. During the fourth quarter of Fiscal 2009, the Company completed its analysis of the realizability of the Golden Circle Limited tax losses and determined that it is more likely than not that Golden Circle will be able to sustain all of the losses. This resulted in the reversal of the $15.4 million unrecognized tax benefits recorded during the third quarter of Fiscal 2009, which was offset to goodwill on the opening balance sheet. During the second quarter of Fiscal 2009, the Company effectively settled its appeal, filed October 15, 2007, of a U.S. Court of Federal Claims decision regarding a refund claim resulting from a Fiscal 1995 transaction. The effective settlement resulted in a $42.7 million decrease in the amount of unrecognized tax benefits, $8.5 million of which was recorded as a credit to additional capital during the second quarter and was received as a refund of tax during the fourth quarter. The effective settlement resulted in a Fiscal 2009 tax benefit of $5.2 million representing interest income on the refund of tax.

The provision for income taxes consists of provisions for federal, state and foreign income taxes. The Company operates in an international environment with significant operations in various locations outside the U.S. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in various locations and the applicable tax rates. In the normal course of business the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada, Italy, the United Kingdom and the United States. The Company has substantially concluded all Italian and U.S. federal income tax matters for years through Fiscal 2005 and all income tax matters for years through Fiscal 2006 in the United Kingdom and Fiscal 2004 in Canada.

Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to $3.3 billion at April 29, 2009.

During the first quarter of Fiscal 2007, a foreign subsidiary of the Company revalued certain of its assets, under local law, increasing the local tax basis by approximately $245 million. As a result of this revaluation, the Company incurred a foreign tax liability of approximately $30 million related to this revaluation which was paid during the third quarter of Fiscal 2007. This revaluation is expected to benefit cash flow from operations by approximately $90 million over the five to twenty year tax amortization period.

7. Debt

Short-term debt consisted of bank debt and other borrowings of $61.3 million and $124.3 million as of April 29, 2009 and April 30, 2008, respectively. The weighted average interest rate was 6.7% and 6.9% for Fiscal 2009 and Fiscal 2008, respectively.

In April 2009, the Company and H. J. Heinz Finance Company ("HFC") replaced their existing $2.0 billion credit agreement with $1.8 billion of credit agreements, consisting of a $1.2 billion Three-Year Credit Agreement which expires in April 2012 and a $600 million 364-Day Credit Agreement.

These agreements support the Company's commercial paper borrowings and $204.3 million of Australian denominated borrowings. As a result, the commercial paper and Australian denominated borrowings are classified as long-term debt based upon the Company's intent and ability to refinance these borrowings on a long-term basis. In connection with the credit agreements, the Company is required to pay commitment fees of approximately $8 million in Fiscal 2010 which will be reported as interest expense in the consolidated statements of income. The new credit agreements include a leverage ratio covenant in addition to customary covenants that are substantially similar to those in the former credit agreement. The Company was in compliance with all of its covenants as of April 29, 2009. In addition, the Company has $542.5 million of foreign lines of credit available at April 29, 2009.

Long-term debt was comprised of the following as of April 29, 2009 and April 30, 2008:

	2009	2008
	(Dollars in thousands)	
Commercial Paper (variable rate)	$ 639,958	$1,223,367
6.226% Heinz Finance Preferred Stock due July 2008	—	325,000
8.0% Heinz Finance Preferred Stock due July 2013	350,000	—
5.35% U.S. Dollar Notes due July 2013	499,853	—
6.625% U.S. Dollar Notes due July 2011	749,773	749,668
6.00% U.S. Dollar Notes due March 2012	598,744	598,301
U.S. Dollar Remarketable Securities due December 2020	800,000	800,000
6.375% U.S. Dollar Debentures due July 2028	230,360	230,101
6.25% British Pound Notes due February 2030	183,440	246,386
6.75% U.S. Dollar Notes due March 2032	440,867	449,855
Australian Dollar Credit Agreement (variable rate)	204,287	—
Canadian Dollar Credit Agreement due October 2010 (variable rate)	39,917	144,669
Other U.S. Dollar due May 2008—November 2034 (2.99—7.99)%	55,609	56,136
Other Non-U.S. Dollar due May 2008—March 2022 (7.00—12.00)%	36,244	37,360
	4,829,052	4,860,843
SFAS No. 133 Hedge Accounting Adjustments (See Note 13)	251,475	198,521
Less portion due within one year	(4,341)	(328,418)
Total long-term debt	$5,076,186	$4,730,946
Weighted-average interest rate on long-term debt, including the impact of applicable interest rate swaps	5.31%	5.90%

On July 15, 2008, the Company completed the sale of $500 million 5.35% Notes due 2013. Also on the same day the Company's HFC subsidiary completed the sale of $350 million or 3,500 shares of its Series B Preferred Stock. The proceeds from both transactions were used for general corporate purposes, including the repayment of commercial paper and other indebtedness incurred to redeem HFC's Series A Preferred Stock.

HFC's 3,500 mandatorily redeemable preferred shares are classified as long-term debt. Each share of preferred stock is entitled to annual cash dividends at a rate of 8% or $8,000 per share. On

July 15, 2013, each share will be redeemed for $100,000 in cash for a total redemption price of $350 million.

During Fiscal 2008, the Company paid off $300 million of notes which matured on March 15, 2008 and repurchased $34.5 million of its 6.0% notes due 2012 and effectively terminated the corresponding interest rate swaps.

The aggregate fair value of the debt obligations, based on market quotes, approximated the recorded value as of April 29, 2009 and April 30, 2008. Annual maturities of long-term debt during the next five fiscal years are $4.3 million in 2010, $58.6 million in 2011, $2,235.9 million in 2012 (includes the commercial paper and Australian Dollar credit agreement in the table above), $1.7 million in 2013 and $851.0 million in 2014.

As of April 29, 2009, the Company had $800 million of remarketable securities due December 2020. On December 1, 2008, the Company was contractually required to remarket $800 million in dealer securities. At the time of the contractually required remarketing and for the majority of the fourth calendar quarter of 2008, the global capital markets were characterized by extreme volatility and illiquidity. These market conditions resulted in the Company having to reset the coupon on the remarketable securities at higher than anticipated levels. The total coupon of 15.59% represented an 11.5% yield to investors and 4.09% for the cost of the three-year remarketing option. The next remarketing is scheduled for December 1, 2011. If the securities are not remarketed, then the Company is required to repurchase all of the securities at 100% of the principal amount plus accrued interest. If the Company purchases or otherwise acquires the securities from the holders, the Company is required to pay to the holder of the remarketing option the option settlement amount. As of December 1, 2008, the date of the most recent remarketing, the fair value of the dealer's option to remarket the securities every three years through 2020 was estimated to be approximately $150 million. This value fluctuates based on market conditions.

Subsequent to fiscal year end, the Company entered into a three-year $175 million accounts receivable securitization program.

8. Supplemental Cash Flows Information

	2009	*2008*	*2007*
	(Dollars in thousands)		
Cash Paid During the Year For:			
Interest	$310,047	$360,698	$268,781
Income taxes	$203,298	$261,283	$283,431
Details of Acquisitions:			
Fair value of assets	$478,440	$165,093	$108,438
Liabilities*	181,093	13,489	19,442
Cash paid	297,347	151,604	88,996
Less cash acquired	3,449	—	—
Net cash paid for acquisitions	$293,898	$151,604	$ 88,996

* Includes obligations to sellers of $11.5 million and $2.0 million in 2008 and 2007, respectively.

A capital lease obligation of $51.0 million was incurred when the Company entered into a lease for equipment during the first quarter of Fiscal 2007. This equipment was previously under an operating lease. This non-cash transaction has been excluded from the consolidated statement of cash flows for the year ended May 2, 2007.

9. Employees' Stock Incentive Plans and Management Incentive Plans

As of April 29, 2009, the Company had outstanding stock option awards, restricted stock units and restricted stock awards issued pursuant to various shareholder-approved plans and a shareholder-authorized employee stock purchase plan. The compensation cost related to these plans recognized in general and administrative expenses, and the related tax benefit was $37.9 million and $12.8 million for the fiscal year ended April 29, 2009, $31.7 million and $11.1 million for the fiscal year ended April 30, 2008, and $32.0 million and $11.1 million for the fiscal year ended May 2, 2007, respectively.

The Company has two plans from which it can issue equity based awards, the Fiscal Year 2003 Stock Incentive Plan (the "2003 Plan"), which was approved by shareholders on September 12, 2002, and the 2000 Stock Option Plan (the "2000 Plan"), which was approved by shareholders on September 12, 2000. The Company's primary means for issuing equity-based awards is the 2003 Plan. Pursuant to the 2003 Plan, the Management Development & Compensation Committee is authorized to grant a maximum of 9.4 million shares for issuance as restricted stock units or restricted stock. Any available shares may be issued as stock options. The maximum number of shares that may be granted under this plan is 18.9 million shares. Shares issued under these plans are sourced from available treasury shares.

Stock Options:

Stock options generally vest over a period of one to four years after the date of grant. Awards granted between Fiscal 2004 and Fiscal 2006 generally had a maximum term of ten years. Beginning in Fiscal 2006, awards have a maximum term of seven years.

In accordance with their respective plans, stock option awards are forfeited if a holder voluntarily terminates employment prior to the vesting date. The Company estimates forfeitures based on an analysis of historical trends updated as discrete new information becomes available and will be re-evaluated on an annual basis. Compensation cost in any period is at least equal to the grant-date fair value of the vested portion of an award on that date.

The Company presents all benefits of tax deductions resulting from the exercise of stock-based compensation as operating cash flows in the consolidated statements of cash flows, except the benefit of tax deductions in excess of the compensation cost recognized for those options ("excess tax benefits") which are classified as financing cash flows. For the fiscal year ended April 29, 2009, $9.5 million of cash tax benefits was reported as an operating cash inflow and $4.8 million of excess tax benefits as a financing cash inflow. For the fiscal year ended April 30, 2008, $2.7 million of cash tax benefits was reported as an operating cash inflow and $1.7 million of excess tax benefits as a financing cash inflow. For the fiscal year ended May 2, 2007, $10.4 million of cash tax benefits was reported as an operating cash inflow and $4.6 million of excess tax benefits as a financing cash inflow.

As of April 29, 2009, 28,081 shares remained available for issuance under the 2000 Plan. During the fiscal year ended April 29, 2009, 9,673 shares were forfeited and returned to the plan. During the fiscal year ended April 29, 2009, 11,586 shares were issued from the 2000 Plan.

A summary of the Company's 2003 Plan at April 29, 2009 is as follows:

	2003 Plan
	(Amounts in thousands)
Number of shares authorized	18,869
Number of stock option shares granted	(4,887)
Number of stock option shares cancelled/forfeited and returned to the plan	179
Number of restricted stock units and restricted stock issued	(3,755)
Shares available for grant as stock options	10,406

During Fiscal 2009, the Company granted 1,551,289 option awards to employees sourced from the 2000 and 2003 Plans. The weighted average fair value per share of the options granted during the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007 as computed using the Black-Scholes pricing model was $5.75, $6.25, and $6.69, respectively. The weighted average assumptions used to estimate these fair values are as follows:

	Fiscal Year Ended		
	April 29, 2009	April 30, 2008	May 2, 2007
Dividend yield	3.3%	3.3%	3.3%
Expected volatility	14.9%	15.8%	17.9%
Expected term (years)	5.5	5.0	5.0
Risk-free interest rate	3.1%	4.3%	4.7%

The dividend yield assumption is based on the current fiscal year dividend payouts. The expected volatility of the Company's common stock at the date of grant is estimated based on a historic daily volatility rate over a period equal to the average life of an option. The weighted average expected life of options is based on consideration of historical exercise patterns adjusted for changes in the contractual term and exercise periods of current awards. The risk-free interest rate is based on the U.S. Treasury (constant maturity) rate in effect at the date of grant for periods corresponding with the expected term of the options.

A summary of the Company's stock option activity and related information is as follows:

	Number of Options	*Weighted Average Exercise Price (per share)*	*Aggregate Intrinsic Value*
	(Amounts in thousands, except per share data)		
Options outstanding at May 3, 2006	31,515	$39.33	$1,239,426
Options granted	895	41.92	37,515
Options exercised	(7,266)	35.77	(259,860)
Options cancelled/forfeited and returned to the plan	(347)	44.60	(15,481)
Options outstanding at May 2, 2007	24,797	40.39	1,001,600
Options granted	1,352	45.54	61,579
Options exercised	(2,116)	37.31	(78,960)
Options cancelled/forfeited and returned to the plan	(1,899)	51.32	(97,461)
Options outstanding at April 30, 2008	22,134	40.06	886,758
Options granted	1,551	50.91	78,978
Options exercised	(6,684)	42.35	(283,064)
Options cancelled/forfeited and returned to the plan	(2,901)	47.77	(138,601)
Options outstanding at April 29, 2009	14,100	$38.59	$ 544,071
Options vested and exercisable at May 2, 2007	21,309	$40.88	$ 871,095
Options vested and exercisable at April 30, 2008	19,249	$39.77	$ 765,552
Options vested and exercisable at April 29, 2009	10,933	$36.18	$ 395,558

The following summarizes information about shares under option in the respective exercise price ranges at April 29, 2009:

	Options Outstanding			*Options Exercisable*		
Range of Exercise Price Per Share	*Number Outstanding*	*Weighted-Average Remaining Life (Years)*	*Weighted-Average Remaining Exercise Price Per Share*	*Number Exercisable*	*Weighted-Average Remaining Life (Years)*	*Weighted-Average Exercise Price*
			(Options in thousands)			
$29.18-$35.38	5,445	3.1	$33.33	5,421	3.1	$33.33
$35.39-$44.77	5,827	3.2	38.64	5,093	3.1	38.44
$44.78-$51.25	2,828	5.8	48.60	419	5.3	45.54
	14,100	3.7	$38.59	10,933	3.2	$36.18

The Company received proceeds of $264.9 million, $78.6 million, and $259.8 million from the exercise of stock options during the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007, respectively. The tax benefit recognized as a result of stock option exercises was $14.3 million, $4.4 million and $15.2 million for the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007, respectively.

A summary of the status of the Company's unvested stock options is as follows:

	Number of Options	Weighted Average Grant Date Fair Value (per share)
	(Amounts in thousands, except per share data)	
Unvested options at April 30, 2008	2,885	$7.07
Options granted	1,551	5.75
Options vested	(1,269)	7.27
Unvested options at April 29, 2009	3,167	$6.10

Unrecognized compensation cost related to unvested option awards under the 2000 and 2003 Plans totaled $7.6 million and $8.5 million as of April 29, 2009 and April 30, 2008, respectively. This cost is expected to be recognized over a weighted average period of 1.8 years.

Restricted Stock Units and Restricted Shares:

The 2003 Plan authorizes up to 9.4 million shares for issuance as restricted stock units ("RSUs") or restricted stock with vesting periods from the first to the fifth anniversary of the grant date as set forth in the award agreements. Upon vesting, the RSUs are converted into shares of the Company's stock on a one-for-one basis and issued to employees, subject to any deferral elections made by a recipient or required by the plan. Restricted stock is reserved in the recipients' name at the grant date and issued upon vesting. The Company is entitled to an income tax deduction in an amount equal to the taxable income reported by the holder upon vesting of the award. RSUs generally vest over a period of one to four years after the date of grant.

Total compensation expense relating to RSUs and restricted stock was $26.6 million, $21.1 million and $18.7 million for the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007, respectively. Unrecognized compensation cost in connection with RSU and restricted stock grants totaled $31.8 million, $35.7 million and $28.4 million at April 29, 2009, April 30, 2008 and May 2, 2007, respectively. The cost is expected to be recognized over a weighted-average period of 1.7 years.

A summary of the Company's RSU and restricted stock awards at April 29, 2009 is as follows:

	2003 Plan
	(Amounts in thousands)
Number of shares authorized	9,440
Number of shares reserved for issuance	(4,649)
Number of shares forfeited and returned to the plan	894
Shares available for grant	5,685

A summary of the activity of unvested RSU and restricted stock awards and related information is as follows:

	Number of Units	Weighted Average Grant Date Fair Value (Per Share)
	(Amounts in thousands, except per share data)	
Unvested units and stock at May 3, 2006	1,813	$35.48
Units and stock granted	364	41.88
Units and stock vested	(131)	36.12
Units and stock cancelled/forfeited and returned to the plan	(21)	37.13
Unvested units and stock at May 2, 2007	2,025	36.57
Units and stock granted	715	46.00
Units and stock vested	(579)	35.94
Units and stock cancelled/forfeited and returned to the plan	(74)	38.92
Unvested units and stock at April 30, 2008	2,087	39.88
Units and stock granted	577	49.69
Units and stock vested	(910)	37.91
Units and stock cancelled/forfeited and returned to the plan	(32)	46.52
Unvested units and stock at April 29, 2009	1,722	$44.08

Upon share option exercise or vesting of restricted stock and RSUs, the Company uses available treasury shares and maintains a repurchase program that anticipates exercises and vesting of awards so that shares are available for issuance. The Company records forfeitures of restricted stock as treasury share repurchases. The Company repurchased approximately 3.7 million shares during Fiscal 2009.

Global Stock Purchase Plan:

The Company has a shareholder-approved employee global stock purchase plan (the "GSPP") that permits substantially all employees to purchase shares of the Company's common stock at a discounted price through payroll deductions at the end of two six-month offering periods. Currently, the offering periods are February 16 to August 15 and August 16 to February 15. Commencing with the February 2006 offering period, the purchase price of the option is equal to 85% of the fair market value of the Company's common stock on the last day of the offering period. The number of shares available for issuance under the GSPP is a total of five million shares. During the two offering periods from February 16, 2008 to February 15, 2009, employees purchased 315,597 shares under the plan. During the two offering periods from February 16, 2007 to February 15, 2008, employees purchased 302,284 shares under the plan.

Annual Incentive Bonus:

The Company's management incentive plans cover officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $38 million, $45 million and $41 million in fiscal years 2009, 2008 and 2007, respectively.

Long-Term Performance Program:

In Fiscal 2009, the Company granted performance awards as permitted in the Fiscal Year 2003 Stock Incentive Plan, subject to the achievement of certain performance goals. These performance awards are tied to the Company's relative Total Shareholder Return ("Relative TSR") Ranking within the defined Long-term Performance Program ("LTPP") peer group and the 2-year average after-tax Return on Invested Capital ("ROIC") metrics. The Relative TSR metric is based on the two-year cumulative return to shareholders from the change in stock price and dividends paid between the starting and ending dates. The starting value was based on the average of each LTPP peer group company stock price for the 60 trading days prior to and including May 1, 2008. The ending value will be based on the average stock price for the 60 trading days prior to and including the close of the Fiscal 2010 year end, plus dividends paid over the 2 year performance period. The Fiscal 2009-2010 LTPP will be fully funded if 2-year cumulative EPS equals or exceeds the predetermined level as may be adjusted by the Management, Development and Compensation Committee of the Board of Directors for unusual, extraordinary and other special items and accounting changes. The Company also granted performance awards in Fiscal 2008 under the 2008-2009 LTPP and in Fiscal 2007 under the 2007-2008 LTPP. The compensation cost related to LTPP awards recognized in general and administrative expenses ("G&A") was $17.4 million, and the related tax benefit was $5.9 million for the fiscal year ended April 29, 2009. The compensation cost related to these plans, recognized in G&A was $23.8 million, and the related tax benefit was $8.1 million for the fiscal year ended April 30, 2008. The compensation cost related to these plans, recognized in G&A was $14.2 million, and the related tax benefit was $5.5 million for the fiscal year ended May 2, 2007.

10. Retirement Plans

The Company maintains retirement plans for the majority of its employees. Current defined benefit plans are provided primarily for domestic union and foreign employees. Defined contribution plans are provided for the majority of its domestic non-union hourly and salaried employees as well as certain employees in foreign locations. Effective May 2, 2007, the Company adopted the provisions of SFAS No. 158, which requires the Company to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in the consolidated balance sheet and to recognize changes in that funded status in the year in which changes occur through comprehensive loss. On May 1, 2008, the Company adopted the measurement date provisions of SFAS No. 158 which requires plan assets and obligations to be measured as of the date of the year-end financial statements. Prior to adoption, the Company used an April 30 measurement date for its domestic plans, and a March 31 measurement date for its foreign plans. The Company now uses an April 30 measurement date for all of its defined benefit plans.

The following table sets forth the funded status of the Company's principal defined benefit plans at April 29, 2009 and April 30, 2008.

	2009	2008
	(Dollars in thousands)	
Change in Benefit Obligation:		
Benefit obligation at the beginning of the year	$2,843,175	$2,794,722
Service cost	33,321	39,832
Interest cost	143,601	152,073
Participants' contributions	7,961	13,090
Amendments	376	14,907
Actuarial gain	(133,203)	(89,838)
Divestitures	(19,248)	—
Settlement	(8,710)	—
Benefits paid	(149,063)	(149,048)
Effect of eliminating early measurement date	14,145	—
Exchange/other	(502,253)	67,437
Benefit obligation at the end of the year	$2,230,102	$2,843,175
Change in Plan Assets:		
Fair value of plan assets at the beginning of the year	$2,793,123	$2,888,780
Actual loss on plan assets	(411,560)	(79,759)
Divestitures	(19,248)	—
Settlement	(8,710)	—
Employer contribution	136,032	59,799
Participants' contributions	7,961	13,090
Effect of eliminating early measurement date	15,856	—
Benefits paid	(149,063)	(149,048)
Exchange	(489,689)	60,261
Fair value of plan assets at the end of the year	1,874,702	2,793,123
Funded status	$ (355,400)	$ (50,052)
Amount recognized in the consolidated balance sheet consists of:		
Noncurrent assets	$ 37,324	$ 191,079
Current liabilities	(22,521)	(19,826)
Noncurrent liabilities	(370,203)	(221,305)
Net amount recognized	$ (355,400)	$ (50,052)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$1,079,453	$ 802,738
Prior service cost	15,673	25,572
Net amount recognized	$1,095,126	$ 828,310
Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic pension costs in the following fiscal year are as follows:		
Net actuarial loss	$ 51,183	$ 36,512
Prior service cost	2,013	3,567
Net amount recognized	$ 53,196	$ 40,079

The accumulated benefit obligation for all defined benefit pension plans was $2,092.1 million at April 29, 2009 and $2,600.2 million at April 30, 2008. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $1,080.8 million, $1,034.8 million and $768.1 million respectively, as of April 29, 2009 and $656.7 million, $173.0 million and $430.5 million respectively, as of April 30, 2008. The increase in these amounts compared to prior year is due to poor returns across global equity and bond markets. The change in other comprehensive loss related to pension benefit losses arising during the period was $484.4 million and $236.0 million at April 29, 2009 and April 30, 2008, respectively. The change in other comprehensive loss related to the reclassification of pension benefit losses to net income was $37.0 million and $42.1 million at April 29, 2009 and April 30, 2008, respectively.

The weighted-average rates used for the years ended April 29, 2009 and April 30, 2008 in determining the projected benefit obligations for defined benefit plans were as follows:

	2009	2008
Discount rate	6.5%	6.1%
Compensation increase rate	4.3%	5.2%

Total pension cost of the Company's principal pension plans consisted of the following:

	2009	2008	2007
	(Dollars in thousands)		
Components of defined benefit net periodic benefit cost:			
Service cost	$ 33,261	$ 39,832	$ 42,886
Interest cost	143,552	152,073	135,984
Expected return on assets	(207,727)	(227,373)	(198,470)
Amortization of:			
Prior service cost	3,184	(1,403)	(3,465)
Net actuarial loss	33,264	44,121	52,302
Loss due to curtailment, settlement and special termination benefits	695	—	2,335
Net periodic benefit cost	6,229	7,250	31,572
Defined contribution plans	36,404	34,027	34,940
Total pension cost	42,633	41,277	66,512

The weighted-average rates used for the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007 in determining the defined benefit plans' net pension costs were as follows:

	2009	2008	2007
Expected rate of return	8.2%	8.2%	8.2%
Discount rate	6.1%	5.5%	5.3%
Compensation increase rate	4.5%	5.0%	4.0%

The Company's expected rate of return is determined based on a methodology that considers investment real returns for certain asset classes over historic periods of various durations, in conjunction with the long-term outlook for inflation (i.e. "building block" approach). This methodology is applied to the actual asset allocation, which is in line with the investment policy guidelines for each plan. The Company also considers long-term rates of return for each asset class based on projections from consultants and investment advisers regarding the expectations of future investment performance of capital markets.

Plan Assets:

The Company's defined benefit pension plans' weighted average asset allocation at April 29, 2009 and April 30, 2008 and weighted average target allocation were as follows:

Asset Category	*Plan Assets at 2009*	*Plan Assets at 2008*	*Target Allocation*
Equity securities	58%	65%	63%
Debt securities	37%	32%	35%
Real estate	1%	1%	1%
Other	4%	2%	1%
	100%	100%	100%

The underlying basis of the investment strategy of the Company's defined benefit plans is to ensure that pension funds are available to meet the plans' benefit obligations when they are due. The Company's investment objectives include: prudently investing plan assets in a high-quality, diversified manner in order to maintain the security of the funds; achieving an optimal return on plan assets within specified risk tolerances; and investing according to local regulations and requirements specific to each country in which a defined benefit plan operates. The investment strategy expects equity investments to yield a higher return over the long term than fixed income securities, while fixed income securities are expected to provide certain matching characteristics to the plans' benefit payment cash flow requirements. Company common stock held as part of the equity securities amounted to less than one percent of plan assets at April 29, 2009 and April 30, 2008.

Cash Flows:

The Company contributed approximately $134 million to the defined benefit plans in Fiscal 2009 of which $65 million was discretionary. The Company funds its U.S. defined benefit plans in accordance with IRS regulations, while foreign defined benefit plans are funded in accordance with local laws and regulations in each respective country. Discretionary contributions to the pension funds may also be made by the Company from time to time. Defined benefit plan contributions for the next fiscal year are expected to be approximately $250 million, however actual contributions may be affected by pension asset and liability valuations during the year.

Benefit payments expected in future years are as follows (dollars in thousands):

2010	$165,784
2011	$156,215
2012	$152,971
2013	$152,197
2014	$152,066
Years 2015-2019	$785,469

11. Postretirement Benefits Other Than Pensions and Other Post Employment Benefits

The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees and their eligible dependents. Certain of the Company's U.S. and Canadian employees may become eligible for such benefits. The Company currently does not fund these benefit arrangements until claims occur and may modify plan provisions or terminate plans at its discretion. In Fiscal 2009, the Company used an April 30 measurement date for all of its plans. In Fiscal 2008, the Company used an April 30 measurement date for its domestic plans and a March 31 measurement date for the Canadian plan.

The following table sets forth the combined status of the Company's postretirement benefit plans at April 29, 2009 and April 30, 2008.

	2009	2008
	(Dollars in thousands)	
Change in benefit obligation:		
Benefit obligation at the beginning of the year	$ 276,598	$ 273,161
Service cost	6,501	6,451
Interest cost	15,357	15,626
Participants' contributions	833	973
Amendments	—	1,001
Actuarial gain	(37,836)	(5,523)
Benefits paid	(18,596)	(20,386)
Effect of eliminating early measurement date	455	—
Exchange/other	(9,137)	5,295
Benefit obligation at the end of the year	234,175	276,598
Funded status	$(234,175)	$(276,598)
Amount recognized in the consolidated balance sheet consists of:		
Current liabilities	$ (19,389)	$ (19,547)
Noncurrent liabilities	(214,786)	(257,051)
Net amount recognized	$(234,175)	$(276,598)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$ 8,592	$ 50,329
Prior service cost	(4,598)	(8,242)
Net amount recognized	$ 3,994	$ 42,087
Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic pension costs in the following fiscal year are as follows:		
Net actuarial loss	$ 540	$ 3,693
Negative prior service cost	(3,822)	(3,783)
Net amount recognized	$ (3,282)	$ (90)

The change in other comprehensive loss related to postretirement benefit gains arising during the period is $37.9 million and $4.6 million at April 29, 2009 and at April 30, 2008, respectively. The change in other comprehensive loss related to the reclassification of post-retirement benefit gains to net income is $0.1 million and $0.2 million at April 29, 2009 and at April 30, 2008, respectively.

The weighted-average discount rate used in the calculation of the accumulated post-retirement benefit obligation at April 29, 2009 and April 30, 2008 was 6.4% and 5.9%, respectively.

Net postretirement costs consisted of the following:

	2009	2008	2007
	(Dollars in thousands)		
Components of defined benefit net periodic benefit cost:			
Service cost	$ 6,502	$ 6,451	$ 6,253
Interest cost	15,357	15,626	15,893
Amortization of:			
Prior service credit	(3,812)	(4,770)	(6,098)
Net actuarial loss	3,681	4,579	5,465
Net periodic benefit cost	$21,728	$21,886	$21,513

The weighted-average discount rate used in the calculation of the net postretirement benefit cost was 5.9% in 2009, 5.9% in 2008 and 6.1% in 2007.

The domestic weighted-average assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 9.0% for 2010, gradually decreases to 5.0% by 2015 and remains at that level thereafter. The foreign weighted-average assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 6.7% for 2010, gradually decreases to 4.3% by 2017 and remains at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Dollars in thousands)	
Effect on total service and interest cost components	$ 1,874	$ 1,674
Effect on postretirement benefit obligation	$16,318	$14,772

Cash Flows:

The Company paid $18.6 million for benefits in the postretirement medical plans in Fiscal 2009. The Company funds its postretirement medical plans in order to make payment on claims as they occur during the fiscal year. Payments for the next fiscal year are expected to be approximately $19.4 million.

Benefit payments expected in future years are as follows (dollars in thousands):

2010	$ 19,389
2011	$ 20,137
2012	$ 20,971
2013	$ 21,302
2014	$ 21,796
Years 2015-2019	$113,262

Estimated future medical subsidy receipts are approximately $1.0 million annually from 2010 through 2014 and $5.7 million for the period from 2015 through 2019.

12. Fair Value Measurements

The Company adopted SFAS No. 157, "Fair Value Measurements" for its financial assets and liabilities on May 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three level fair value hierarchy to prioritize the inputs used in valuations, as defined below:

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

As of April 29, 2009, the fair values of the Company's assets and liabilities measured on a recurring basis are categorized as follows:

	Level 1	*Level 2*	*Level 3*	*Total*
		(Thousands of dollars)		
Assets:				
Derivatives(a)	$—	$219,845	$—	$219,845
Total assets at fair value	$—	$219,845	$—	$219,845
Liabilities:				
Derivatives(a)	$—	$ 12,847	$—	$ 12,847
Total liabilities at fair value	$—	$ 12,847	$—	$ 12,847

(a) Foreign currency derivative contracts are valued based on observable market spot and forward rates, and are classified within Level 2 of the fair value hierarchy. Interest rate swaps are valued based on observable market swap rates, and are classified within Level 2 of the fair value hierarchy. The Company's total rate of return swap is valued based on observable market swap rates and the Company's credit spread, and is classified within Level 2 of the fair value hierarchy.

Refer to Note 13-Derivative Financial Instruments and Hedging Activities for additional information regarding the balance sheet location and the risk classification of the Company's derivatives.

13. Derivative Financial Instruments and Hedging Activities

The Company operates internationally, with manufacturing and sales facilities in various locations around the world, and utilizes certain derivative financial instruments to manage its foreign currency, debt and interest rate exposures.

At April 29, 2009, the Company had outstanding currency exchange, interest rate, and total rate of return derivative contracts with notional amounts of $1.25 billion, $1.52 billion and $175 million, respectively. At April 30, 2008, the Company had outstanding currency exchange and interest rate derivative contracts with notional amounts of $1.71 billion and $1.82 billion, respectively. The fair value of derivative financial instruments was a net asset of $207.0 million and $126.0 million at April 29, 2009 and April 30, 2008, respectively.

The following table presents the fair values and corresponding balance sheet captions of the Company's derivative instruments as of April 29, 2009:

	April 29, 2009	
	Foreign Exchange Contracts	*Interest Rate Contracts*
	(Dollars in thousands)	
Assets:		
Derivatives designated as hedging instruments:		
Receivables	$28,406	$ 64,502
Other non-current assets	8,659	86,434
	37,065	150,936
Derivatives not designated as hedging instruments:		
Receivables	11,644	—
Other non-current assets	—	20,200
	11,644	20,200
Total assets	$48,709	$171,136
Liabilities:		
Derivatives designated as hedging instruments:		
Accounts payable	$12,198	$ —
Other liabilities	598	—
	12,796	—
Derivatives not designated as hedging instruments:		
Accounts payable	51	—
Other liabilities	—	—
	51	—
Total liabilities	$12,847	$ —

Refer to Note 12—Fair Value Measurements for further information on how fair value is determined for the Company's derivatives.

The following table presents the effect of derivative instruments on the statement of income for the fiscal year ended April 29, 2009:

	Fiscal Year Ended April 29, 2009	
	Foreign Exchange Contracts	*Interest Rate Contracts*
	(Dollars in thousands)	
Cash flow hedges:		
Net gains recognized in other comprehensive loss (effective portion)	$ 42,617	$ —
Net gains/(losses) reclassified from other comprehensive loss into earnings (effective portion):		
Sales	$ (6,809)	$ —
Cost of products sold	45,836	—
Selling, general and administrative expenses	1,896	—
Other income/(expense), net	(15,777)	—
Interest expense	1,112	—
	26,258	—
Fair value hedges:		
Net gains recognized in other income/(expense), net	—	57,976
Derivatives not designated as hedging instruments:		
Net gains/(losses) recognized in other income/(expense), net	65,135	(110)
Net gains recognized in interest income	—	20,200
	65,135	20,090
Total amount recognized in statement of income	$ 91,393	$78,066

Foreign Currency Hedging:

The Company uses forward contracts and to a lesser extent, option contracts to mitigate its foreign currency exchange rate exposure due to forecasted purchases of raw materials and sales of finished goods, and future settlement of foreign currency denominated assets and liabilities. The Company's principal foreign currency exposures include the Australian dollar, British pound sterling, Canadian dollar, euro, and the New Zealand dollar. Derivatives used to hedge forecasted transactions and specific cash flows associated with foreign currency denominated financial assets and liabilities that meet the criteria for hedge accounting are designated as cash flow hedges. Consequently, the effective portion of gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings, in the same line item as the underlying hedged item.

The Company uses certain foreign currency debt instruments as net investment hedges of foreign operations. During Fiscal 2009, losses of $6.9 million, net of income taxes of $4.4 million, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive loss within unrealized translation adjustment.

The Company had outstanding cross currency swaps with a total notional amount of $1.96 billion as of May 2, 2007, which were designated as net investment hedges of foreign operations. During

Fiscal 2008, the Company made cash payments to the counterparties totaling $74.5 million as a result of contract maturities and $93.2 million as a result of early termination of contracts. As of April 29, 2009 and April 30, 2008 there were no outstanding cross currency swaps. The Company assessed hedge effectiveness for these contracts based on changes in fair value attributable to changes in spot prices. Net losses of $95.8 million ($72.0 million after-tax) and $72.9 million ($43.9 million after-tax) which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive loss within unrealized translation adjustment for Fiscal 2008 and Fiscal 2007, respectively. Gains of $3.6 million and $15.9 million, which represented the changes in fair value excluded from the assessment of hedge effectiveness, were included in current period earnings as a component of interest expense for Fiscal 2008 and Fiscal 2007, respectively.

The early termination of the net investment hedges described above and the interest rate swaps described below were completed in conjunction with the reorganizations of the Company's foreign operations and interest rate swap portfolio.

Hedge Ineffectiveness:

Hedge ineffectiveness related to cash flow hedges, which is reported in current period earnings as other income/(expense), net was not significant for the years ended April 29, 2009, April 30, 2008 and May 2, 2007. The Company excludes the time value component of option contracts from the assessment of hedge effectiveness, which was not significant for the years ended April 29, 2009, April 30, 2008 and May 2, 2007.

Deferred Hedging Gains and Losses:

As of April 29, 2009, the Company is hedging forecasted transactions for periods not exceeding 5 years. During the next 12 months, the Company expects $14.7 million of net deferred gains reported in accumulated other comprehensive loss to be reclassified to earnings, assuming market rates remain constant through contract maturities. Amounts reclassified to earnings because the hedge transaction was no longer expected to occur were not significant for the years ended April 29, 2009, April 30, 2008 and May 2, 2007.

Interest Rate Hedging:

The Company uses interest rate swaps to manage debt and interest rate exposures. The Company is exposed to interest rate volatility with regard to existing and future issuances of fixed and floating rate debt. Primary exposures include U.S. Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates in the United States. Derivatives used to hedge risk associated with changes in the fair value of certain fixed-rate debt obligations are primarily designated as fair value hedges. Consequently, changes in the fair value of these derivatives, along with changes in the fair value of the hedged debt obligations that are attributable to the hedged risk, are recognized in current period earnings. During Fiscal 2008, the Company terminated certain interest rate swaps that were previously designated as fair value hedges of fixed rate debt obligations. The notional amount of these interest rate contracts totaled $612.0 million and the Company received a total of $103.5 million of cash from the termination of these contracts. The $103.5 million gain is being amortized to reduce interest expense over the remaining term of the corresponding debt obligations (average of 21 years remaining). SFAS No. 133 hedge accounting adjustments related to hedged debt obligations totaled $251.5 million and $198.5 million as of April 29, 2009 and April 30, 2008, respectively.

Other Activities:

The Company enters into certain derivative contracts in accordance with its risk management strategy that do not meet the criteria for hedge accounting but which have the economic impact of largely mitigating foreign currency or interest rate exposures. The Company maintained foreign currency forward contracts with a total notional amount of $349.1 million and $377.6 million that did not meet the criteria for hedge accounting as of April 29, 2009 and April 30, 2008, respectively. These forward contracts are accounted for on a full mark-to-market basis through current earnings, with gains and losses recorded as a component of other income/(expense), net. Net unrealized gains related to outstanding contracts totaled $11.6 million and $2.0 million as of April 29, 2009 and April 30, 2008, respectively. These contracts are scheduled to mature within the next 6 months.

The forward contracts that were put in place during Fiscal 2009 to help mitigate the unfavorable translation impact on profit associated with movements in key foreign currencies resulted in gains of $107.3 million for the year ended April 29, 2009. During Fiscal 2009, the Company also received $106.3 million of cash related to these forward contracts.

The Company entered into a total rate of return swap with an unaffiliated international financial institution during the third quarter of Fiscal 2009 with a notional amount of $175 million. This instrument is being used as an economic hedge to reduce a portion of the interest cost related to the Company's $800 million remarketable securities. The swap is being accounted for on a full mark-to-market basis through current earnings, with gains and losses recorded as a component of interest income. During Fiscal 2009, the Company recorded a $28.1 million benefit in interest income, representing changes in the fair value of the swap and interest earned on the arrangement. Net unrealized gains totaled $20.2 million as of April 29, 2009. This swap is scheduled to mature in three years, corresponding with the next scheduled remarketing of the Company's $800 million remarketable securities. In connection with this swap, the Company is required to maintain a restricted cash collateral balance of $192.7 million with the counterparty for the term of the swap. Pursuant to the terms of the swap, the counterparty has the option for early termination of the agreement upon the occurrence of specified events as defined in the agreement. In the event of early termination there would be a net settlement between the Company and the counterparty primarily based on the change in fair value of the remarketable securities subsequent to the most recent remarketing date which coincides with the date of the swap.

Concentration of Credit Risk:

Counterparties to currency exchange and interest rate derivatives consist of major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and, by policy, limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. During Fiscal 2009, one customer represented 10.8% of the Company's sales. The Company closely monitors the credit risk associated with its counterparties and customers and to date has not experienced material losses.

14. Income Per Common Share

The following are reconciliations of income to income applicable to common stock and the number of common shares outstanding used to calculate basic EPS to those shares used to calculate diluted EPS.

	Fiscal Year Ended		
	April 29, 2009 (52 Weeks)	*April 30, 2008 (52 Weeks)*	*May 2, 2007 (52 Weeks)*
	(Amounts in thousands)		
Income from continuing operations	$923,072	$844,925	$791,602
Preferred dividends	12	12	13
Income from continuing operations applicable to common stock	$923,060	$844,913	$791,589
Average common shares outstanding—basic	313,747	317,019	328,625
Effect of dilutive securities:			
Convertible preferred stock	106	109	123
Stock options, restricted stock and the global stock purchase plan	4,210	4,589	3,720
Average common shares outstanding—diluted	318,063	321,717	332,468

Diluted earnings per share is based upon the average shares of common stock and dilutive common stock equivalents outstanding during the periods presented. Common stock equivalents arising from dilutive stock options, restricted common stock units, and the global stock purchase plan are computed using the treasury stock method.

Options to purchase an aggregate of 3.7 million, 6.1 million and 9.1 million shares of common stock as of April 29, 2009, April 30, 2008 and May 2, 2007, respectively, were not included in the computation of diluted earnings per share because inclusion of these options would be anti-dilutive. These options expire at various points in time through 2016.

15. Segment Information

The Company's segments are primarily organized by geographical area. The composition of segments and measure of segment profitability are consistent with that used by the Company's management.

Descriptions of the Company's reportable and operating segments are as follows:

- ***North American Consumer Products***—This segment primarily manufactures, markets and sells ketchup, condiments, sauces, pasta meals, and frozen potatoes, entrees, snacks, and appetizers to the grocery channels in the United States of America and includes our Canadian business.

- ***Europe***—This segment includes the Company's operations in Europe, including Eastern Europe and Russia, and sells products in all of the Company's categories.

- ***Asia/Pacific***—This segment includes the Company's operations in New Zealand, Australia, India, Japan, China, South Korea, Indonesia, and Singapore. This segment's operations include products in all of the Company's categories.

- ***U.S. Foodservice***—This segment primarily manufactures, markets and sells branded and customized products to commercial and non-commercial food outlets and distributors in the United States of America including ketchup, condiments, sauces, and frozen soups, desserts and appetizers.

- ***Rest of World***—This segment includes the Company's operations in Africa, Latin America, and the Middle East that sell products in all of the Company's categories.

The Company's management evaluates performance based on several factors including net sales, operating income, and the use of capital resources. Intersegment revenues and items below the operating income line of the consolidated statements of income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the Company's management.

The following table presents information about the Company's reportable segments:

	Fiscal Year Ended					
	April 29, 2009 (52 Weeks)	*April 30, 2008 (52 Weeks)*	*May 2, 2007 (52 Weeks)*	*April 29, 2009 (52 Weeks)*	*April 30, 2008 (52 Weeks)*	*May 2, 2007 (52 Weeks)*
	(Dollars in thousands)					
	Net External Sales			*Operating Income (Loss)*		
North American Consumer Products	$ 3,135,994	$ 3,011,513	$ 2,739,527	$ 724,763	$ 678,388	$ 625,675
Europe	3,410,735	3,532,326	3,076,770	561,260	636,866	566,362
Asia/Pacific	1,627,443	1,599,860	1,319,231	182,472	194,900	150,177
U.S. Foodservice	1,505,953	1,559,370	1,556,339	129,209	169,581	216,115
Rest of World	467,957	367,709	309,763	52,348	45,437	39,484
Non-Operating(a)	—	—	—	(156,400)	(156,205)	(151,098)
Consolidated Totals	$10,148,082	$10,070,778	$ 9,001,630	$1,493,652	$1,568,967	$1,446,715
	Depreciation and Amortization Expenses			*Capital Expenditures(b)*		
Total North America	$ 125,562	$ 122,200	$ 112,031	$ 87,912	$ 121,937	$ 97,954
Europe	105,846	115,578	108,479	91,898	119,425	99,939
Asia/Pacific	35,969	35,410	29,390	39,263	36,404	36,903
Rest of World	5,728	5,690	5,010	15,574	10,064	7,586
Non-Operating(a)	8,270	10,019	11,287	57,474	13,758	2,180
Consolidated Totals	$ 281,375	$ 288,897	$ 266,197	$ 292,121	$ 301,588	$ 244,562
	Identifiable Assets					
Total North America	$ 3,691,868	$ 3,795,272	$ 3,752,033			
Europe	3,602,753	4,731,760	4,166,174			
Asia/Pacific	1,505,895	1,433,467	1,213,867			
Rest of World	292,266	235,625	189,543			
Non-Operating(c)	571,402	368,919	711,409			
Consolidated Totals	$ 9,664,184	$10,565,043	$10,033,026			

(a) Includes corporate overhead, intercompany eliminations and charges not directly attributable to operating segments.

(b) Excludes property, plant and equipment obtained through acquisitions.

(c) Includes identifiable assets not directly attributable to operating segments.

The Company's revenues are generated via the sale of products in the following categories:

	Fiscal Year Ended		
	April 29, 2009 (52 Weeks)	*April 30, 2008 (52 Weeks)*	*May 2, 2007 (52 Weeks)*
	(Dollars in thousands)		
Ketchup and sauces	$ 4,251,583	$ 4,081,864	$3,682,102
Meals and snacks	4,361,878	4,521,697	4,026,168
Infant/Nutrition	1,105,313	1,089,544	929,075
Other	429,308	377,673	364,285
Total	$10,148,082	$10,070,778	$9,001,630

The Company has significant sales and long-lived assets in the following geographic areas. Sales are based on the location in which the sale originated. Long-lived assets include property, plant and equipment, goodwill, trademarks and other intangibles, net of related depreciation and amortization.

	Fiscal Year Ended					
	Net External Sales			Long-Lived Assets		
	April 29, 2009 (52 Weeks)	*April 30, 2008 (52 Weeks)*	*May 2, 2007 (52 Weeks)*	*April 29, 2009*	*April 30, 2008*	*May 2, 2007*
	(Dollars in thousands)					
United States	$ 4,074,032	$ 3,971,296	$3,809,786	$2,040,904	$2,393,732	$2,377,900
United Kingdom	1,616,084	1,844,014	1,643,268	1,166,085	1,582,088	1,588,218
Other	4,457,966	4,255,468	3,548,576	2,754,267	2,540,414	2,171,907
Total	$10,148,082	$10,070,778	$9,001,630	$5,961,256	$6,516,234	$6,138,025

16. Quarterly Results

	2009				
	First (13 Weeks)	*Second (13 Weeks)*	*Third (13 Weeks)*	*Fourth (13 Weeks)*	*Total (52 Weeks)*
	(Unaudited) (Dollars in thousands, except per share amounts)				
Sales	$2,583,208	$2,612,541	$2,414,576	$2,537,757	$10,148,082
Gross profit	934,136	920,715	854,472	874,312	3,583,635
Net income	228,964	276,710	242,263	175,135	923,072
Per Share Amounts:					
Net income—diluted	$ 0.72	$ 0.87	$ 0.76	$ 0.55	$ 2.90
Net income—basic	0.73	0.88	0.77	0.56	2.94
Cash dividends	0.415	0.415	0.415	0.415	1.66

	2008				
	First (13 Weeks)	*Second (13 Weeks)*	*Third (13 Weeks)*	*Fourth (13 Weeks)*	*Total (52 Weeks)*
	(Unaudited) (Dollars in thousands, except per share amounts)				
Sales	$2,248,285	$2,523,379	$2,610,863	$2,688,251	$10,070,778
Gross profit	838,400	931,802	935,416	975,074	3,680,692
Net income	205,294	227,037	218,532	194,062	844,925
Per Share Amounts:					
Net income—diluted	$ 0.63	$ 0.71	$ 0.68	$ 0.61	$ 2.63
Net income—basic	0.64	0.72	0.69	0.62	2.67
Cash dividends	0.38	0.38	0.38	0.38	1.52

17. Commitments and Contingencies

Legal Matters:

Certain suits and claims have been filed against the Company and have not been finally adjudicated. In the opinion of management, based upon the information that it presently possesses, the final conclusion and determination of these suits and claims would not be expected to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Lease Commitments:

Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $114.4 million in 2009, $107.2 million in 2008 and $104.3 million in 2007. Future lease payments for non-cancellable operating leases as of April 29, 2009 totaled $392.0 million (2010-$63.5 million, 2011-$53.2 million, 2012-$47.6 million, 2013-$38.2 million, 2014-$39.8 million and thereafter-$149.7 million).

As of April 29, 2009, the Company was party to an operating lease for buildings and equipment in which the Company has guaranteed a supplemental payment obligation of approximately $52 million at the termination of the lease. The Company believes, based on current facts and circumstances, that any payment pursuant to this guarantee is remote. No significant credit guarantees existed between the Company and third parties as of April 29, 2009.

In May 2008, the construction of a new frozen food factory in South Carolina commenced. It is expected that this project will be completed in approximately 3 to 6 months at which time the Company plans to enter into an operating lease.

18. Advertising Costs

Advertising expenses (including production and communication costs) for fiscal years 2009, 2008 and 2007 were $316.0 million, $339.3 million and $315.2 million, respectively. For fiscal years 2009, 2008 and 2007, $115.9 million, $118.9 million and $123.6 million, respectively, were recorded as a reduction of revenue and $200.1 million, $220.4 million and $191.5 million, respectively, were recorded as a component of selling, general and administrative expenses.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There is nothing to be reported under this item.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this report, were effective and provided reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. See also "Report of Management on Internal Control over Financial Reporting."

(b) Management's Report on Internal Control Over Financial Reporting.

Our management's report on Internal Control Over Financial Reporting is set forth in Item 8 and incorporated herein by reference.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the effectiveness of the Company's internal control over financial reporting as of April 29, 2009, as stated in their report as set forth in Item 8.

(c) Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

There is nothing to be reported under this item.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information relating to the Directors of the Company is set forth under the captions "Election of Directors" and "Additional Information—Section 16 Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held August 12, 2009. Information regarding the audit committee members and the audit committee financial expert is set forth under the captions "Report of the Audit Committee" and "Relationship with Independent Registered Public Accounting Firm" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held on August 12, 2009. Information relating to the executive officers of the Company is set forth under the caption "Executive Officers of the Registrant" in Part I of this report, and such information is incorporated herein by reference. The Company's Global Code of Conduct, which is applicable to all employees, including the principal executive officer, the principal financial officer, and the principal accounting officer, as well as the charters for the Company's Audit, Management Development & Compensation, Corporate Governance, and Corporate Social Responsibility Committees, as well as periodic and current reports filed with the SEC are available on the Company's website, www.heinz.com, and are available in print to any shareholder upon request. Such specified information is incorporated herein by reference.

Item 11. Executive Compensation.

Information relating to executive compensation is set forth under the captions "Compensation Discussion and Analysis," "Director Compensation Table," and "Compensation Committee Report" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held on August 12, 2009. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information relating to the ownership of equity securities of the Company by certain beneficial owners and management is set forth under the captions "Security Ownership of Certain Principal Shareholders" and "Security Ownership of Management" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held August 12, 2009. Such information is incorporated herein by reference.

The number of shares to be issued upon exercise and the number of shares remaining available for future issuance under the Company's equity compensation plans at April 29, 2009 were as follows:

Equity Compensation Plan Information

	(a)	*(b)*	*(c)*
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	*Weighted-average exercise price of outstanding options, warrants and rights*	*Number of securities remaining available for future issuance under equity compensation Plans (excluding securities reflected in column (a))*
Equity Compensation plans approved by stockholders	16,357,017	$38.98	10,434,471
Equity Compensation plans not approved by stockholders(1)(2)	24,642	N/A(3)	N/A(1)(4)
Total	16,381,659	$38.98	10,434,471

(1) The H. J. Heinz Company Restricted Stock Recognition Plan for Salaried Employees (the "Restricted Stock Plan") was designed to provide recognition and reward in the form of awards of restricted stock to employees who have a history of outstanding accomplishment and who, because of their experience and skills, are expected to continue to contribute significantly to the success of the Company. Eligible employees were those full-time salaried employees not participating in the shareholder-approved H. J. Heinz Company Incentive Compensation Plan in effect as of May 1, 2002, and who have not been awarded an option to purchase Company Common Stock. The Company has ceased issuing shares from this Restricted Stock Plan, and all restrictions on previously issued shares have been lifted. All awards of this type are now made under the Fiscal Year 2003 Stock Incentive Plan.

(2) The Executive Deferred Compensation Plan, as amended and restated effective January 1, 2005 and the Deferred Compensation Plan for Non-Employee Directors as amended and restated effective January 1, 2005, permit full-time salaried personnel based in the U.S. who have been identified as key employees and non-employee directors, to defer all or part of his or her cash compensation into either a cash account that accrues interest, or into a Heinz stock account. The election to defer is irrevocable. The Management Development & Compensation Committee of the Board of Directors administers the Plan. All amounts are payable at the times and in the amounts elected by the executives at the time of the deferral. The deferral period shall be at least one year and shall be no greater than the date of retirement or other termination, whichever is earlier. Amounts deferred into cash accounts are payable in cash, and all amounts deferred into the Heinz stock account are payable in Heinz Common Stock. Compensation deferred into the Heinz stock account appreciates or depreciates according to the fair market value of Heinz Common Stock.

(3) The grants made under the Restricted Stock Plan, the Executive Deferred Compensation Plan and the Deferred Compensation Plan for Non-Employee Directors are restricted or reserved shares of Common Stock, and therefore there is no exercise price.

(4) The maximum number of shares of Common Stock that the Chief Executive Officer was authorized to grant under the Restricted Stock Plan was established annually by the Executive Committee of the Board of Directors; provided, however, that such number of shares did not exceed in any plan year 1% of all then outstanding shares of Common Stock.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information relating to the Company's policy on related person transactions and certain relationships with a beneficial shareholder is set forth under the caption "Related Person Transactions" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held on August 12, 2009. Such information is incorporated herein by reference.

Information relating to director independence is set forth under the caption "Director Independence Standards" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held on August 12, 2009. Such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Information relating to the principal auditor's fees and services is set forth under the caption "Relationship With Independent Registered Public Accounting Firm" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held on August 12, 2009. Such information is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a)(1) The following financial statements and reports are filed as part of this report under Item 8—"Financial Statements and Supplementary Data":

Consolidated Balance Sheets as of April 29, 2009 and April 30, 2008

Consolidated Statements of Income for the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007

Consolidated Statements of Shareholders' Equity for the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007

Consolidated Statements of Cash Flows for the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers LLP dated June 17, 2009, on the Company's consolidated financial statements and financial statement schedule filed as a part hereof for the fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007

(2) The following report and schedule is filed herewith as a part hereof:

Schedule II (Valuation and Qualifying Accounts and Reserves) for the three fiscal years ended April 29, 2009, April 30, 2008 and May 2, 2007

All other schedules are omitted because they are not applicable or the required information is included herein or is shown in the consolidated financial statements or notes thereto filed as part of this report incorporated herein by reference.

(3) Exhibits required to be filed by Item 601 of Regulation S-K are listed below. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph numbers correspond to the exhibit numbers designated in Item 601 of Regulation S-K.

3(i) Third Amended and Restated Articles of Incorporation of H. J. Heinz Company dated August 21, 2008, are incorporated herein by reference to Exhibit 3(i) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

3(ii) The Company's By-Laws, as amended effective January 21, 2009, are incorporated herein by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on January 21, 2009.

4. Except as set forth below, there are no instruments with respect to long-term unregistered debt of the Company that involve indebtedness or securities authorized thereunder in amounts that exceed 10 percent of the total assets of the Company on a consolidated basis. The Company agrees to furnish a copy of any instrument or agreement defining the rights of holders of long-term debt of the Company upon request of the Securities and Exchange Commission.

(a) The Indenture among the Company, H. J. Heinz Finance Company, and Bank One, National Association dated as of July 6, 2001 relating to the H. J. Heinz Finance Company's $750,000,000 6.625% Guaranteed Notes due 2011, $700,000,000 6.00% Guaranteed Notes due 2012 and $550,000,000 6.75% Guaranteed Notes due 2032 is incorporated herein by reference to Exhibit 4 of the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002.

(b) Three-Year Credit Agreement dated April 29, 2009 among H. J. Heinz Company, H. J. Heinz Finance Company, the Banks listed on the signature pages thereto and JPMorgan Chase Bank, N.A. as Administrative Agent is hereby incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated April 29, 2009.

(c) 364-Day Credit Agreement dated April 29, 2009 among H. J. Heinz Company, H. J. Heinz Finance Company, the Banks listed on the signature pages thereto and JPMorgan Chase Bank, N.A. as Administrative Agent is hereby incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated April 29, 2009.

(d) Indenture among H. J. Heinz Company and Union Bank of California, N.A. dated as of July 15, 2008.

10(a) Management contracts and compensatory plans:

(i) 1986 Deferred Compensation Program for H. J. Heinz Company and affiliated companies, as amended and restated in its entirety effective January 1, 2005, is incorporated herein by reference to Exhibit 10(a)(xi) to the Company's Annual Report on Form 10-Q for the period ended July 30, 2008.

(ii) H. J. Heinz Company 1990 Stock Option Plan, as amended and restated effective August 13, 2008, is incorporated herein by reference to Exhibit 10(a)(v) to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2008.

(iii) H. J. Heinz Company 1994 Stock Option Plan, as amended and restated effective August 13, 2008, is incorporated herein by reference to Exhibit 10(a)(vi) to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2008.

(iv) H. J. Heinz Company Supplemental Executive Retirement Plan, as amended and restated effective November 12, 2008, is incorporated herein by reference to Exhibit 10(a)(ii) to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 2008.

(v) H. J. Heinz Company Executive Deferred Compensation Plan, as amended and restated effective January 1, 2005, is incorporated by reference to Exhibit 10(a)(xii) of the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2008.

(vi) H. J. Heinz Company Stock Compensation Plan for Non-Employee Directors is incorporated herein by reference to Appendix A to the Company's Proxy Statement dated August 3, 1995.

(vii) H. J. Heinz Company 1996 Stock Option Plan, as amended and restated effective August 13, 2008, is incorporated herein by reference to Exhibit 10(a)(vii) to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2008.

(viii) H. J. Heinz Company Deferred Compensation Plan for Directors is incorporated herein by reference to Exhibit 10(a)(xiii) to the Company's Annual Report on Form 10-K for the fiscal year ended April 29, 1998.

(ix) H. J. Heinz Company 2000 Stock Option Plan, as amended and restated effective August 13, 2008, is incorporated herein by reference to Exhibit 10(a)(viii) to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2008.

(x) H. J. Heinz Company Executive Estate Life Insurance Program is incorporated herein by reference to Exhibit 10(a)(xv) to the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002.

(xi) H. J. Heinz Company Senior Executive Incentive Compensation Plan, as amended and restated effective January 1, 2008, is incorporated herein by reference to Exhibit 10(a)(xiii) to the Company's Quarterly Report on Form 10-Q for the period ending July 30, 2008.

(xii) Deferred Compensation Plan for Non-Employee Directors of H. J. Heinz Company, as amended and restated effective January 1, 2005, is incorporated herein by reference to Exhibit 10(a)(x) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

(xiii) Form of Stock Option Award and Agreement for U.S. Employees is incorporated herein by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 26, 2005.

(xiv) Form of Stock Option Award and Agreement for U.S. Employees Based in the U.K. on International Assignment is incorporated herein by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 26, 2005.

(xv) Named Executive Officer Compensation

(xvi) Form of Fiscal Year 2006 Restricted Stock Unit Award and Agreement for U.S. Employees is incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended April 27, 2005.

(xvii) Form of Fiscal Year 2006 Restricted Stock Unit Award and Agreement for non-U.S. Based Employees is incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended April 27, 2005.

(xviii) Form of Revised Severance Protection Agreement is incorporated herein by reference to Exhibit 10(a)(i) to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 2008.

(xix) Form of Fiscal Year 2007 Restricted Stock Unit Award and Agreement is incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2006.

(xx) Form of Fiscal Year 2008 Stock Option Award and Agreement (U.S. Employees) is hereby incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2007.

(xxi) Form of Stock Option Award and Agreement is hereby incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2007.

(xxii) Form of Restricted Stock Unit Award and Agreement is hereby incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2007.

(xxiii) Form of Revised Fiscal Year 2008 Restricted Stock Unit Award and Agreement is hereby incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2007.

(xxiv) Form of Restricted Stock Award and Agreement (U.S. Employees Retention) is hereby incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2007.

(xxv) Third Amended and Restated Fiscal Year 2003 Stock Incentive Plan is hereby incorporated herein by reference to Exhibit 10(a)(ix) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

(xxvi) Third Amended and Restated Global Stock Purchase Plan is hereby incorporated herein by reference to Exhibit 10(a)(xiv) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

(xxvii) Time Sharing Agreement dated as of September 14, 2007, between H. J. Heinz Company and William R. Johnson incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K dated September 14, 2007.

(xxviii) H. J. Heinz Company Annual Incentive Plan, as amended and restated effective January 1, 2008, is hereby incorporated herein by reference to Exhibit 10(a)(xv) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

(xxix) Form of Stock Option Award and Agreement for U.K. Employees on International Assignment incorporated herein by reference to Exhibit 10(a)(xvii) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

(xxx) Form of Fiscal Year 2008 Restricted Stock Unit Award and Agreement (U.S. Employees—Retention).

(xxxi) Form of Fiscal Year 2009 Restricted Stock Unit Award and Agreement (U.S. Employees) is incorporated herein by reference to Exhibit 10(a)(i) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

(xxxii) Form of Fiscal Year 2009 Long-Term Performance Program Award Agreement (U.S. Employees) is incorporated herein by reference to Exhibit 10(a)(iii) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

(xxxiii) Form of Fiscal Year 2009 Long-Term Performance Program Award Agreement (Non-U.S. Employees) is incorporated herein by reference to Exhibit 10(a)(iv) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2008.

(xxxiv) Form of Fiscal Year 2010-11 Long-Term Performance Program Award Agreement (U.S. Employees)

(xxxv) Form of Fiscal Year 2010-11 Long-Term Performance Program Award Agreement (Non-U.S. Employees)

12. Computation of Ratios of Earnings to Fixed Charges.

21. Subsidiaries of the Registrant.

23. Consent of PricewaterhouseCoopers LLP.

24. Powers-of-attorney of the Company's directors.

31(a) Rule 13a-14(a)/15d-14(a) Certification by William R. Johnson.

31(b) Rule 13a-14(a)/15d-14(a) Certification by Arthur B. Winkleblack.

32(a) Certification by the Chief Executive Officer Relating to the Annual Report Containing Financial Statements.

32(b) Certification by the Chief Financial Officer Relating to the Annual Report Containing Financial Statements.

Copies of the exhibits listed above will be furnished upon request to holders or beneficial holders of any class of the Company's stock, subject to payment in advance of the cost of reproducing the exhibits requested.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 17, 2009.

H. J. HEINZ COMPANY
(Registrant)

By: /s/ ARTHUR B. WINKLEBLACK
Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, on June 17, 2009.

Signature	*Capacity*
/s/ WILLIAM R. JOHNSON **William R. Johnson**	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ ARTHUR B. WINKLEBLACK **Arthur B. Winkleblack**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ EDWARD J. MCMENAMIN **Edward J. McMenamin**	Senior Vice President-Finance and Corporate Controller (Principal Accounting Officer)

William R. Johnson	Director
Charles E. Bunch	Director
Leonard S. Coleman, Jr.	Director
John G. Drosdick	Director
Edith E. Holiday	Director
Candace Kendle	Director
Dean R. O'Hare	Director
Nelson Peltz	Director
Dennis H. Reilley	Director
Lynn C. Swann	Director
Thomas J. Usher	Director
Michael F. Weinstein	Director

By: /s/ ARTHUR B. WINKLEBLACK
Arthur B. Winkleblack
Attorney-in-Fact

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31(a)

I, William R. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of H. J. Heinz Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 17, 2009

By: /s/ WILLIAM R. JOHNSON

Name: William R. Johnson
Title: Chairman, President and
Chief Executive Officer

Exhibit 31(b)

I, Arthur B. Winkleblack, certify that:

1. I have reviewed this annual report on Form 10-K of H. J. Heinz Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of such internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 17, 2009

By: /s/ ARTHUR B. WINKLEBLACK

Name: Arthur B. Winkleblack
Title: Executive Vice President and
Chief Financial Officer

Exhibit 32(a)

Certification by the Chief Executive Officer Relating to the Annual Report Containing Financial Statements

I, William R. Johnson, Chairman, President and Chief Executive Officer, of H. J. Heinz Company, a Pennsylvania corporation (the "Company"), hereby certify that, to my knowledge:

1. The Company's annual report on Form 10-K for the fiscal year ended April 29, 2009 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 17, 2009

By: /s/ WILLIAM R. JOHNSON
Name: William R. Johnson
Title: Chairman, President and
Chief Executive Officer

Exhibit 32(b)

Certification by the Chief Financial Officer Relating to the Annual Report Containing Financial Statements

I, Arthur B. Winkleblack, Executive Vice President and Chief Financial Officer of H. J. Heinz Company, a Pennsylvania corporation (the "Company"), hereby certify that, to my knowledge:

1. The Company's annual report on Form 10-K for the fiscal year ended April 29, 2009 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 17, 2009

By: /s/ ARTHUR B. WINKLEBLACK

Name: Arthur B. Winkleblack
Title: Executive Vice President and Chief Financial Officer

DIRECTORS AND OFFICERS*

H. J. Heinz Company

Directors

William R. Johnson
Chairman, President and
Chief Executive Officer
Director since 1993. (1)

Charles E. Bunch
Chairman and
Chief Executive Officer,
PPG Industries, Inc.
Pittsburgh, Pennsylvania.
Director since 2003. (1,2,4)

Leonard S. Coleman, Jr.
Former President of the National
League of Professional Baseball
Clubs;
Middletown, NJ.
Director since 1998. (1,3,5)

John G. Drosdick
Former Chairman, President and
Chief Executive Officer,
Sunoco, Inc.
Philadelphia, Pennsylvania.
Director since 2005. (4,5)

Edith E. Holiday
Attorney and Director,
Various Corporations.
Director since 1994. (2,5)

Candace Kendle
Chairman and Chief Executive
Officer,
Kendle International Inc.,
Cincinnati, Ohio.
Director since 1998. (3,4)

Dean R. O'Hare
Former Chairman and Chief
Executive Officer,
The Chubb Corporation,
Warren, New Jersey.
Director since 2000. (1,2,4,5)

Nelson Peltz
Chief Executive Officer and
founding partner of Trian
Fund Management, L.P.
New York, NY
Director since 2006. (3,5)

Dennis H. Reilley
Former Chairman Covidien
Former Chairman and
Chief Executive Officer, Praxair
Danbury, Connecticut.
Director since 2005. (2,3,4)

Lynn C. Swann
President, Swann, Inc.
Managing Director, Diamond Edge
Capital Partners, LLC in New
York.
Pittsburgh, Pennsylvania.
Director since 2003. (3,5)

Thomas J. Usher
Chairman of Marathon Oil Company and Retired Chairman of
United States Steel Corporation,
Pittsburgh, Pennsylvania.
Director since 2000. (1,2,3,5)

Michael F. Weinstein
Chairman and Co-founder, INOV8
Beverage Co., L.L.C.
Rye, New York
Director since 2006. (2,4)

Committees of the Board

(1) Executive Committee
(2) Management Development and Compensation Committee
(3) Corporate Governance Committee
(4) Audit Committee
(5) Corporate Social Responsibility Committee

Officers

William R. Johnson
Chairman, President and
Chief Executive Officer

David C. Moran**
Executive Vice President and
President and Chief Executive
Officer of
Heinz North America

C. Scott O'Hara**
Executive Vice President—
President and Chief Executive
Officer
Heinz Europe

Christopher J. Warmoth
Executive Vice President—
Heinz Asia Pacific

Arthur B. Winkleblack
Executive Vice President and Chief
Financial Officer

Theodore N. Bobby
Executive Vice President and
General Counsel

Edward J. McMenamin
Senior Vice President—
Finance and Corporate Controller

Michael D. Milone
Senior Vice President
Heinz Rest of World,
Enterprise Risk Management,
And Global Infant/Nutrition

Mitchell A. Ring
Senior Vice President—
Business Development

Leonard A. Cullo, Jr.
Vice President—Treasurer

Stephen S. Clark
Vice President—Chief People
Officer

Rene D. Biedzinski
Corporate Secretary

* As of June 2009

** Effective July 15, 2009, David Moran will assume the position of Executive Vice President and President and Chief Executive Officer of Heinz Europe, and Scott O'Hara will assume the position of Executive Vice President and President and Chief Executive Officer of Heinz North America.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on the Company's Common Stock over the five preceding fiscal years with the cumulative total shareholder return on the Standard & Poor's 500 Packaged Foods and Meats Index and the return on the Standard & Poor's 500 Index, assuming an investment of $100 in each at their closing prices on April 28, 2004 and reinvestment of dividends.



DOLLARS
200
150
100
50
0
H.J. HEINZ COMPANY
S&P 500
S&P 500 PACKAGED FOODS AND MEATS INDEX
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
H.J. HEINZ COMPANY	100.00	99.83	117.28	134.80	140.55	105.68
S&P 500	100.00	104.85	120.87	140.85	133.03	86.13
S&P 500 PACKAGED FOODS AND MEATS INDEX	100.00	106.41	103.89	125.88	123.56	96.78

FIVE-YEAR SUMMARY OF OPERATIONS AND OTHER RELATED DATA

H. J. Heinz Company and Subsidiaries

(Dollars in thousands, except per share amounts)	*2009*	*2008*	*2007*	*2006(a)*	*2005*
SUMMARY OF OPERATIONS:					
Sales	$ 10,148,082	$ 10,070,778	$ 9,001,630	$ 8,643,438	$ 8,103,456
Cost of products sold	$ 6,564,447	$ 6,390,086	$ 5,608,730	$ 5,550,364	$ 5,069,926
Interest expense	$ 339,635	$ 364,856	$ 333,270	$ 316,296	$ 232,088
Provision for income taxes	$ 373,128	$ 372,869	$ 332,797	$ 250,700	$ 299,511
Income from continuing operations	$ 923,072	$ 844,925	$ 791,602	$ 442,761	$ 688,004
Income from continuing operations per share—diluted	$ 2.90	$ 2.63	$ 2.38	$ 1.29	$ 1.95
Income from continuing operations per share—basic	$ 2.94	$ 2.67	$ 2.41	$ 1.31	$ 1.97
OTHER RELATED DATA:					
Dividends paid:					
Common	$ 525,281	$ 485,234	$ 461,224	$ 408,137	$ 398,854
per share	$ 1.66	$ 1.52	$ 1.40	$ 1.20	$ 1.14
Preferred	$ 12	$ 12	$ 13	$ 14	$ 15
Average common shares outstanding—diluted	318,062,977	321,717,238	332,468,171	342,120,989	353,450,066
Average common shares outstanding—basic	313,747,318	317,019,072	328,624,527	339,102,332	350,041,842
Number of employees	32,400	32,500	33,000	36,000	41,000
Capital expenditures	$ 292,121	$ 301,588	$ 244,562	$ 230,577	$ 240,671
Depreciation and amortization	$ 281,375	$ 288,897	$ 266,197	$ 247,433	$ 235,571
Total assets	$ 9,664,184	$ 10,565,043	$ 10,033,026	$ 9,737,767	$ 10,577,718
Total debt	$ 5,141,824	$ 5,183,654	$ 4,881,884	$ 4,411,982	$ 4,695,253
Shareholders' equity	$ 1,219,938	$ 1,887,820	$ 1,841,683	$ 2,048,823	$ 2,602,573
Return on average invested capital	18.4%	16.8%	15.8%	13.1%	15.4%
Return on average shareholders' equity	58.2%	44.0%	37.4%	29.1%	34.4%
Book value per common share	$ 3.87	$ 6.06	$ 5.72	$ 6.19	$ 7.48
Price range of common stock:					
High	$ 53.00	$ 48.75	$ 48.73	$ 42.79	$ 40.61
Low	$ 30.51	$ 41.37	$ 39.62	$ 33.42	$ 34.53

(a) Fiscal year consisted of 53 weeks.

There were no special items in Fiscals 2009, 2008 or 2007.

The 2006 results include $124.7 million pre-tax ($80.3 million after tax) for targeted workforce reductions consistent with the Company's goals to streamline its businesses and $22.0 million pre-tax ($16.3 million after tax) for strategic review costs related to the potential divestiture of several businesses. Also, $206.5 million pre-tax ($153.9 million after tax) was recorded for net losses on non-core businesses and product lines which were sold and asset impairment charges on non-core businesses and product lines anticipated to be sold in Fiscal 2007. Also during 2006, the Company reversed valuation allowances of $27.3 million primarily related to the Hain Celestial Group, Inc. ("Hain"). In addition, results include $24.4 million of tax expense relating to the impact of the American Jobs Creation Act.

The 2005 results include a $64.5 million non-cash impairment charge for the Company's equity investment in Hain and a $9.3 million non-cash charge to recognize the impairment of a cost-basis investment in a grocery industry sponsored e-commerce business venture. There was no tax benefit recorded with these impairment charges in Fiscal 2005. Fiscal 2005 also includes a $27.0 million pre-tax ($18.0 million after-tax) non-cash asset impairment charge related to the anticipated disposition of the HAK vegetable product line in Northern Europe which occurred in Fiscal 2006.

Heinz: H. J. Heinz Company is one of the world's leading marketers of branded foods to retail and foodservice channels. Heinz has number-one or number-two branded businesses in more than 50 world markets.

Among the Company's famous brands are *Heinz, Ore-Ida, Smart Ones, Classico, Wyler's, Delimex, Bagel Bites, Lea & Perrins, HP, Wattie's, Farley's, Plasmon, BioDieterba, Greenseas, Golden Circle, Orlando, ABC, Honig, De Ruijter, and Pudliszki.* Heinz also uses the famous brands *Weight Watchers, Boston Market, T.G.I. Friday's, Jack Daniel's, Amoy, Cottee's* and *Rose's* under license.

Heinz provides employment for approximately 32,400 people full time, plus thousands of others on a part-time basis and during seasonal peaks.

Annual Meeting The annual meeting of the Company's shareholders will be held at 9:00 a.m. on August 12, 2009, in Pittsburgh at The Westin Convention Center Hotel. The meeting will be Webcast live at www.heinz.com.

Copies of This Publication and Others Mentioned in This Report are available without charge from the Corporate Affairs Department at the Heinz World Headquarters address or by calling (412) 456-6000.

Form 10-K The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Copies of this Form 10-K and exhibits are available without charge from the Corporate Affairs Department.

Investor Information Securities analysts and investors seeking additional information about the Company should contact Margaret Nollen, Vice President-Investor Relations, at (412) 456-1048.

Media Information Journalists seeking additional information about the Company should contact Michael Mullen, Vice President of Corporate and Government Affairs, at (412) 456-5751.

Equal Employment Opportunity It is the continuing policy of H. J. Heinz Company to afford full equal employment opportunity to qualified employees and applicants regardless of their race, color, religion, sex, sexual orientation, gender identity or expression, national origin, ancestry, age, marital status, disability, medical condition, military or veteran status, citizenship status, or any other protected characteristic (or classification) in conformity with all applicable federal, state and local laws and regulations. This policy is founded not only upon the Company's belief that all employees and applicants have the inherent right to work in an environment free from discrimination or harassment but also upon the convictions that such discrimination or harassment interferes with employee work performance and productivity. The Company has affirmative action programs in place at all domestic locations to ensure equal opportunity for every employee.

The H. J. Heinz Company Equal Opportunity Review is available from the Corporate Affairs Department.

Environmental Policy H. J. Heinz Company is committed to protecting the environment. Each affiliate has established programs to review its environmental impact, to safeguard the environment and to train employees.

The H. J. Heinz Company Environmental, Health & Safety Report is available from the Corporate Affairs Department and is accessible on www.heinz.com.

Corporate Data Transfer Agent, Registrar and Disbursing Agent (for inquiries and changes in shareholder accounts or to arrange for the direct deposit of dividends): Wells Fargo Shareowner Services, 161 N. Concord Exchange, South St. Paul, MN 55075-1139. (800) 253-3399 (within U.S.A.) or (651) 450-4064 or www.wellsfargo.com/shareownerservices.

Auditors: PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, Pennsylvania 15219

Stock Listings:
New York Stock Exchange, Inc.
Ticker Symbols: Common-HNZ; Third Cumulative Preferred-HNZ PR
The Annual Written Affirmation and the Annual CEO Affirmation were submitted on August 19, 2008.

TDD Services Wells Fargo Shareowner Services can be accessed through telecommunications devices for the hearing impaired by dialing (651) 450-4144.


Heinz

H. J. Heinz Company
P.O. Box 57
Pittsburgh, Pennsylvania 15230-0057
(412) 456-5700
www.heinz.com

Executive Management

Office of the Chairman

William R. Johnson
Chairman, President & Chief Executive Officer

Ted Bobby
Executive Vice President & General Counsel

Steve Clark
Vice President, Chief People Officer

Mike Milone
Senior Vice President, Heinz Rest of World, Global Infant Nutrition & Enterprise Risk Management

David Moran[1]
Executive Vice President, President & Chief Executive Officer, Heinz North America

Scott O'Hara[2]
Executive Vice President, President & Chief Executive Officer, Heinz Europe

Chris Warmoth
Executive Vice President, Heinz Asia/Pacific

Art Winkleblack
Executive Vice President & Chief Financial Officer

(1) Effective July 15, 2009, Mr. Moran will assume the position of Executive Vice President & President and Chief Executive Officer of Heinz Europe.

(2) Effective July 15, 2009, Mr. O'Hara will assume the position of Executive Vice President & President and Chief Executive Officer of Heinz North America.

Presidents' Council

Karen Alber
Vice President & Chief Information Officer

Stefano Clini
President, Heinz Italy

Nigel Comer
Managing Director, Heinz Wattie's New Zealand

Suzanne Douglas
Managing Director, Heinz Australia

Brendan Foley
President, U.S. Foodservice

Vadim Fomichev
Managing Director, Heinz Russia

Andy Keatings
Vice President, European Technical Services & Chief Quality Officer

Peter Luik
President & Chief Executive Officer, Heinz Canada

Jennifer McGurrin
Director, Global Infant Nutrition

Ed McMenamin
Senior Vice President, Finance & Corporate Controller

Dan Milich
Vice President, Global Business Development

Michael Mullen
Vice President, Corporate & Government Affairs

Christophe Muller
Chief Supply Chain Officer, Heinz Europe

Meg Nollen
Vice President, Investor Relations

Bob Ostryniec
Vice President, Global Supply Chain Officer

Diane Owen
Vice President, Corporate Audit

Nilesh Patel
President, Heinz ABC Indonesia

Fernando Pocaterra
Area Director, Latin America & Caribbean

Mitchell A. Ring
Senior Vice President, Business Development

Hein Schumacher
Vice President & Chief Strategy Officer

Nellaiappan Thiruambalam
Chairman and Managing Director, Heinz India

Roel van Neerbos
President, Heinz Continental Europe

Peter Widdows
Regional Chief Executive Officer, Heinz Australia, New Zealand, Japan & Korea

Dave Woodward
President, Heinz UK & Ireland


HEINZ
ESTD 1869 ESTD
CELEBRATING
140
YEARS!

H. J. Heinz Company
P.O. Box 57
Pittsburgh, PA 15230-0057
412-456-5700
www.heinz.com